Exhibit 99.1

INTERIM REPORT JANUARY — SEPTEMBER 2012

IMPROVING PEOPLE’S LIVES

THE BEST-RUN BUSINESSES RUN SAP™

INTERIM REPORT JANUARY — SEPTEMBER 2012

Introductory Notes

This interim group report meets the requirements of German Accounting Standard No. 16 “Zwischenberichterstattung” (DRS 16). We prepared the financial data in the Quarterly Financial Statements (Unaudited) section for SAP AG and its subsidiaries in accordance with International Financial Reporting Standards (IFRSs) of the International Accounting Standards Board (IASB) and the respective interpretations by the International Financial Reporting Interpretations Committee (IFRIC) endorsed by the European Union (EU) up to September 30, 2012. This does not apply to numbers expressly identified as non-IFRS. For additional IFRS and non-IFRS information, see the Supplementary Financial Information (Unaudited) section.

All of the information in this interim group report is unaudited. This means the information has been subject neither to any audit nor to any review by an independent auditor.

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INTERIM MANAGEMENT REPORT

BASIS OF PRESENTATION

Forward-Looking Statements

This interim financial report contains forward-looking statements and information based on the beliefs of, and assumptions made by, our management using information currently available to them. Any statements contained in this interim financial report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations, assumptions, and projections about future conditions and events. As a result, our forward-looking statements and information are subject to uncertainties and risks, many of which are beyond our control. If one or more of these uncertainties or risks materializes, or if management’s underlying assumptions prove incorrect, our actual results could differ materially from those described in or inferred from our forward-looking statements and information.

We describe these risks and uncertainties in the Risk and Opportunity Management section, respectively in the there-mentioned sources.

The words “aim,” “anticipate,” “assume,” “believe,” “continue,” “could,” “counting on,” “development,” “is confident,” “estimate,” “expect,” “forecast,” “future trends,” “guidance,” “intend,” “may,” “might,” “outlook,” “plan,” “project,” “predict,” “seek,” “should,” “strategy,” “want,” “will,” “would,” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements include, for example, those made in the Operating Results section, the Risk and Opportunity Management section, our Forecast for SAP, and other forward-looking information appearing in other parts of this interim financial report. To fully consider the factors that could affect our future financial results both our Annual Report for December 31, 2011, and Annual Report on Form 20-F for December 31, 2011, should be considered, as well as all of our other filings with the Securities and Exchange Commission (SEC). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date specified or the date of this report. Except where legally required, we undertake no obligation to publicly update or revise any forward-looking statements as a result of new information that we receive about conditions that existed upon issuance of this report, future events, or otherwise unless we are required to do so by law.

Statistical Data

This report includes statistical data about the IT industry and global economic trends that comes from information published by sources including: International Data Corporation (IDC), a provider of market information and advisory services for the information technology, telecommunications, and consumer technology markets; the European Central Bank; and the International Monetary Fund. This type of data represents only the estimates of these respective information sources. SAP does not adopt or endorse any of this statistical information. In addition, although we believe that data from these companies is generally reliable, these data could be imprecise. We caution readers not to place undue reliance on this data.

All of the information in this report relates to the situation on September 30, 2012, or the quarter ended on that date unless otherwise stated.

Non-IFRS Financial Information

This interim financial report contains non-IFRS measures as well as financial data prepared in accordance with IFRS. We present and discuss the reconciliation of these non-IFRS measures to the respective IFRS measures in the Supplementary Financial Information (Unaudited) section. For more information about non-IFRS measures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

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ECONOMIC CONDITIONS

Global Economic Trends

Global economic growth stabilized to a lower level during the third quarter of 2012. The emerging economies showed the strongest growth, but did not do as well as in the first half of the year. In contrast, the economies in industrialized countries showed only minimal growth from July to September.

Looking first at the Europe, Middle East, and Africa (EMEA) region, most of the economies in the euro area stalled – some even contracted slightly – while the rest of EMEA experienced robust growth, though growth was not as strong as in the first half of the year. There was economic growth in the Americas region in the third quarter, although the rate was a little slower than in the first half year. In the Asia Pacific Japan (APJ) region, growth continued to decelerate.

The IT Market

Despite the uncertain economic environment, the global IT market grew by a percentage in the middle of the single-digit range in the third quarter of 2012. The growth drivers were smartphones, tablets, and packaged software, as in the first half of the year. Investment in other hardware and IT services shrank, especially company spending in the industrialized countries. In the developing countries, IT markets grew strongly across the board.

In the EMEA region, there was significant growth in the IT market. In Western Europe this was due chiefly to a continuing boom in smartphones. In the Americas region, the U.S. IT market proved resilient, and there was double-digit growth in IT spending in Latin America. In the APJ region, IT spending growth slowed in the third quarter.

MISSION AND STRATEGY

We did not change our mission or our strategy in the first nine months of 2012. For a detailed description of our mission and strategy, see page 69 and the subsequent pages in our 2011 Annual Report and item 4 in our 2011 Annual Report on Form 20-F.

PORTFOLIO OF SOFTWARE AND SERVICES

In the third quarter of 2012, we made the following enhancements to our portfolio of software and services. For a detailed description of the portfolio of software and services we added in the first half of 2012, see the half-year report 2012. For a detailed description of our portfolio of software and services, see page 76 and the subsequent pages in our 2011 Annual Report and item 4 in our 2011 Annual Report on Form 20-F.

Applications

Drawing on its knowledge of global best practices, SAP continues to deliver applications that help customers achieve their business goals. During the third quarter, SAP introduced a number of innovative solutions that targeted specific business challenges.

Among these was SAP IT Infrastructure Management software for end-to-end management, monitoring, and coordination of IT infrastructures. This solution integrates with the SAP Solution Manager 7.1 application management solution, which now offers customers running on SAP Enterprise Support services a consistent platform for the management of their entire IT landscapes.

The SAP CRM rapid-deployment solution for citizen contact center, introduced in August, helps simplify and accelerate the implementation of a government multi-channel contact center, enabling governments to provide services and information to citizens in a consistent manner while providing the highest levels of customer service.

The citizen contact center application supports phone, email, online and chat channels, and is delivered with low upfront cost thanks to the fixed price and timeframe implementation services. As a result of preconfiguration and the rapid-deployment methodology, governments can deploy the application in less than 12 weeks.

In late September, SAP announced the release of the SAP Billing and Revenue Innovation Management rapid-deployment solution. This solution is a combination of software, preconfigured content, and predefined services specifically tailored for telecommunications companies and high tech service providers to effectively manage their relationships with customers and partners. It covers six end-to-end business processes: customer and contract creation, usage charging, billing and invoicing, and account termination for both pre- and post-paid services.

Analytics

SAP offers a growing family of solutions that combine “Big Data” with the big processing speed of the SAP HANA platform.

INTERIM REPORT JANUARY – SEPTEMBER 2012	5

At the first-ever SAP Analytics Forum North America, we presented business intelligence (BI) innovations that deliver richer business insights: Feature pack 3 for the 4.0 release of SAP BusinessObjects BI solutions, and the 1.0.1 release of SAP Visual Intelligence software.

Also in July, SAP announced the availability of the SAP Net Margin Analysis analytic application. This application uses advanced analytics to capture the indirect costs hidden in supply chains.

SAP Net Margin Analysis is offered as a rapid-deployment solution, combining preconfigured content, best practices, and predefined services to quickly deploy the solution and achieve more immediate cost savings.

Mobile

With mobile devices on track to outnumber the world’s population, SAP leads the way in delivering rich business content in a highly portable and user-friendly form.

In September, we presented our innovative consumer app Recalls Plus to the American government. This app allows parents to monitor recalls on their children’s items such as toys, strollers, formula and cribs in a personalized and timely manner.

SAP presented Recalls Plus at the “Safety Datapalooza” event that highlights innovators from the private, nonprofit, and academic sectors who have utilized freely available government data to build products, services, and apps that advance public safety. It is part of the safety.data.gov initiative of the White House Office of Science and Technology Policy and the U.S. Department of Transportation.

Cloud

Through its 2012 acquisition of SuccessFactors, SAP has become a recognized software company in cloud computing – one of the fastest-growing sectors of the technology industry. Cloud-based solutions offer the compelling value of low overhead cost and rapid implementation.

In September, we introduced the cloud solution SAP Enterprise Performance Management OnDemand (SAP EPM OnDemand). SAP EPM OnDemand delivers decision-makers and financial experts functions for expense insight, real-time profit and loss (P&L) analysis, and capital project planning.

Database and Technology

Few technologies in recent years have attracted as much attention as the SAP HANA platform, which dramatically accelerates the processing of large quantities of data.

In August, SAP introduced the rapid-deployment solution for sentiment intelligence with SAP HANA, which enables chief marketing officers to understand and respond to social sentiment in real time.

The new solution lets users analyze customer sentiment from social networking sites, communities, wikis, blogs and other sources, and combines the information with customer relationship management (CRM) text data. Users can evaluate customers’ insights through easy-to-read views on their mobile devices, tablets or desktops, enabling them to take immediate action.

The SAP Startup Focus program was launched earlier this year to support startups to develop new applications on SAP HANA. In the past three months, the first SAP HANA Startup Forums were held in several locations worldwide. These forums will help companies understand what SAP has to offer, and give them a chance to pitch their ideas to executives from SAP and SAP Ventures.

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RESEARCH AND DEVELOPMENT

Our total research and development expense rose by 17% to €1,638 million in the first nine months of 2012 compared to €1,402 million in the corresponding period in 2011.

The amounts for 2012 include R&D expense for SuccessFactors, but the comparator amounts for 2011 do not include SuccessFactors numbers.

On our IFRS numbers, the portion of total revenue we spent on research and development in the first nine months of 2012 was 14.6%, which is 0.2 percentage points more than the 14.4% recorded for the first nine months of 2011. Despite our acquisition of SuccessFactors, on the non-IFRS numbers, the portion of total revenue we spent on R&D in the first nine months of 2012 was 13.7%, a 0.3 percentage point decrease in comparison with the portion in the first nine months of the previous year, which was 14.0%.

We had 17,495 full-time equivalent (FTE) employees working in research and development teams on September 30, 2012, an increase of 11% compared with September 30, 2011 (September 30, 2011: 15,807; December 31, 2011: 15,861). This growth reflects mainly the addition of research and development employees from SuccessFactors.

In September, we announced the opening of the new SAP Mobility Design Center to help customers meet the growing need for individualized mobile solutions. Headquartered on our campus in Palo Alto, California, the center focuses on enabling companies to keep up with the consumerization of IT by designing, developing, and validating mobile solutions to better connect with employees and consumers. The customer-specific mobile enterprise solutions are intuitive for users and offer features such as touch, camera, GPS, and other device functions across a variety of device platforms.

For information about research and development in the first half-year of 2012, see our Interim Report for January to June 2012.

ACQUISITIONS

On October 1, 2012, we successfully completed the acquisition of Ariba after all regulatory evaluations and approvals were received. All outstanding Ariba shares were converted into the rights to receive US$45.00 per share (without interest and less any withholding taxes). Ariba is the leading cloud-based business network. The acquisition will combine Ariba’s buyer-seller collaboration network with SAP’s broad customer base and business process expertise to create new models for business-to-business collaboration in the cloud. For more information, see note (4) in the Notes to the Interim Financial Statements.

For information about acquisitions in the first half-year of 2012, see our Interim Report for January to June 2012.

EMPLOYEES

Thanks chiefly to our employees’ enthusiasm, SAP is regularly recognized as an employer of choice in markets around the world. Examples of recent awards we gained are:

•	SAP Labs India was listed as one of ten finalists in India’s Best Companies for Rewards & Recognition – 2012, a study by Great Place to Work Institute and Edenred.

•	SAP received the European IT Workplace of the Year 2012 award from Best Quality Institute (BQI), BITKOM, and the European Commission.

•	SAP America was listed in Glassdoor’s 2012 50 Best Places to Work.

•	SAP Canada included in the Top 100 Employer Choices 2012 by Canadian students in the National Post.

At the end of the third quarter of 2012, we had 61,344 full-time equivalent (FTE) employees worldwide (September 30, 2011: 54,589; December 31, 2011: 55,765) – an increase of 5,579 compared to year end 2011. Of these, 2,042 are additional positions resulting from business combinations (especially SuccessFactors) in the first nine months of 2012. In addition, the company increased its headcount to capture future growth opportunities.

Our overall employee headcount on September 30, 2012 included 16,596 FTEs based in Germany (September 30, 2011: 15,811; December 31, 2011: 16,011), and 12,273 based in the United States (September 30, 2011: 10,340; December 31, 2011: 10,598).

In the first quarter of 2012, we introduced two new share-based compensation plans. For more information, see note (14) in the Notes to the Interim Financial Statements.

INTERIM REPORT JANUARY – SEPTEMBER 2012	7

ORGANIZATION AND CHANGES IN MANAGEMENT

In July 2012, the Supervisory Board appointed Luisa Deplazes Delgado to the Executive Board. She began work as our chief human resources officer and labor relations director in September.

Luisa Deplazes Delgado is driving and enhancing our strategic people agenda, focusing on leadership development, talent development, recruitment, employee engagement, and organizational design and change.

8	INTERIM MANAGEMENT REPORT

OPERATING RESULTS, FINANCES, AND ASSETS

In the sections that follow, our operating results, finances, and assets are discussed in detail.

As a result of placing greater focus on cloud computing, we revised the presentation of our software and software-related service revenue as of January 1, 2012, and year-over-year figures have been adjusted accordingly. This creates more transparency regarding software and software-related service revenue, particularly with respect to revenue from cloud subscriptions and support. They are no longer recorded under the subscription and other software-related service revenue item, but instead shown as a separate item within the software and software-related services (SSRS) revenue.

Revenue from long-term license agreements and all other revenue previously shown under software and software-related service revenue has been broken down into its software and support components and recorded under the software revenue and support revenue items.

As a result of these adjustments, the subscription and other software-related service revenue row has been deleted, and revenue for software and for support has increased for 2011. This change is merely a reclassification that only affects items within SSRS revenue. The compared overall sum of SSRS revenue and thus the total revenue are not affected.

Note: In the discussion of our assets, financial position, and income, the financial data presented for 2012 contains the revenue and expenses, assets, liabilities, and cash flows from SuccessFactors on a pro rata basis effective February 21, 2012. SuccessFactors numbers are thus not included in the data for 2011.

Performance Against Our Outlook for 2012 (Non-IFRS)

In this section, all discussion of the first nine months contribution to target achievement is based exclusively on non-IFRS measures. However, in the following section the discussion of results refers to IFRS figures only, so those figures are not expressly identified as IFRS figures.

We present, discuss, and explain the reconciliation from IFRS measures to non-IFRS measures in the Supplementary Financial Information (Unaudited) section.

Operational Targets for 2012 (Non-IFRS)

For our outlook based on non-IFRS numbers, see the Forecast for SAP passage in this interim management report.

Key Figures — SAP Group 7/1/ to 9/30/2012 (Non-IFRS)

€ millions, unless otherwise stated	7/1/ - 9/30/2012	7/1/ - 9/30/2011	Change in %	Non-IFRS Change in % (constant currency)
Software	1,026	875	17	12
Support	2,106	1,813	16	10
Cloud subscriptions and support	80	4	1,900	1,700
Software and software-related service revenue	3,212	2,692	19	13
Total revenue	3,970	3,410	16	10
Operating expense	–2,731	–2,279	20	14
Operating profit	1,239	1,131	10	4
Operating margin in %	31.2	33.2	–2.0pp	–2.1pp
Profit after tax	836	860	–3	n.a.
Effective tax rate in %	26.7	23.3	3.4pp	n.a.
Earnings per share – basic in €	0.70	0.72	–3	n.a.

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Actual Performance in the Third Quarter of 2012 (Non-IFRS)

In the third quarter of 2012, software and software-related service revenue (non-IFRS) increased 19% compared with the same period in the previous year to €3,212 million (Q3 2011: €2,692 million). At constant currencies, the increase was 13%, of which 2 percentage points were ascribable to SuccessFactors.

Included in our non-IFRS software and software-related service revenue, our revenue from cloud subscriptions and support was €80 million (Q3 2011: €4 million), an increase of nineteen times compared to the same period in 2011. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors. The comparator amounts for 2011 do not include any revenue data from SuccessFactors.

The Americas delivered an outstanding third quarter of 2012, with 37% software growth (non-IFRS). Latin America also delivered an exceptional quarter. Mexico and Brazil were instrumental in driving this growth.

EMEA was basically flat year-over-year. This was a solid performance considering the third quarter last year we had in EMEA, where we had 22% software growth in 2011 (non-IFRS). Emerging geographies, such as the Middle East and Africa, performed especially well. We also saw solid growth in some of the largest mature markets, such as Germany saw double digit software growth again this quarter.

APJ delivered another impressive quarter growing 18% in software (non-IFRS), driven by the two largest economies in this region – Japan and China. We grew in China by more than 40% in software and this market is now our sixth largest by software revenue.

We had outstanding performance across a broad range of industries, including retail, healthcare, manufacturing and energy.

We saw strong growth in partner revenue at over 30%. Today, partner-driven revenue comprises approximately one-third of SAP’s license revenue.

Non-IFRS total revenue in the same period was €3,970 million (Q3 2011: €3,410 million), an increase of 16%. On a constant currency basis, the increase was 10%.

Non-IFRS operating profit was €1,239 million (Q3 2011: €1,131 million), an increase of 10% (4% at constant currencies).

The operating margin (non-IFRS) narrowed 2.0 percentage points to 31.2% in the third quarter of 2012 compared to the prior year’s third quarter (Q3 2011: 33.2%). At constant currencies, the operating margin (non-IFRS) narrowed by 2.1 percentage points, of which 1.0 percentage points were ascribable to the acquisition of SuccessFactors. Non-IFRS operating profit and the non-IFRS operating margin for the third quarter 2012 were impacted by severance expenses, which amounted to €10 million (2011: €13 million).

In the third quarter of 2012, non-IFRS profit after tax was €836 million (Q3 2011: €860 million), a decrease of 3%. Non-IFRS basic earnings per share was €0.70 (Q3 2011: €0.72), a decrease of 3%. Earnings per share and profit after tax were negatively impacted by €0.05 or €64 million (€87 million before tax) and decreased by 7 percentage points in the third quarter as the result of a hedge transaction to secure the U.S. dollar purchase price for the acquisition of Ariba.

The non-IFRS effective tax rate in the third quarter of 2012 was 26.7% (Q3 2011: 23.3%). The comparably low effective tax rate for the corresponding period in the previous year mainly resulted from tax effects relating to intercompany financing.

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Key Figures — SAP Group 1/1/ to 9/30/2012 (Non-IFRS)

€ millions, unless otherwise stated	1/1/ - 9/30/2012	1/1/ - 9/30/2011	Change in %	Non-IFRS Change in % (constant currency)
Software	2,722	2,328	17	12
Support	6,075	5,283	15	10
Cloud subscriptions and support	183	12	1,425	1,300
Software and software-related service revenue	8,980	7,623	18	13
Total revenue	11,243	9,759	15	10
Operating expense	–7,998	–6,830	17	13
Operating profit	3,245	2,929	11	5
Operating margin in %	28.9	30.0	–1.1pp	–1.4pp
Profit after tax	2,249	2,091	8	n.a.
Effective tax rate in %	26.7	26.7	0	n.a.
Earnings per share – basic in €	1.89	1.76	8	n.a.

Actual Performance in the First Nine Months of 2012 (Non-IFRS)

In the first nine months of 2012, software and software-related service revenue (non-IFRS) increased by 18% compared with the same period in the previous year to €8,980 million (first nine months of 2011: €7,623 million). On a constant currency basis, the increase was 13%, of which almost 2 percentage points were ascribable to SuccessFactors.

Included in our non-IFRS software and software-related service revenue, our revenue from cloud subscriptions and support was €183 million (first nine months of 2011: €12 million), an increase of fourteen times compared to the same period in 2011. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors as of the acquisition date (February 21, 2012). The comparator amounts for 2011 do not include any revenue data from SuccessFactors.

Non-IFRS total revenue in the same period was €11,243 million (first nine months of 2011: €9,759 million), an increase of 15%. On a constant currency basis, the increase was 10%.

Non-IFRS operating profit was €3,245 million (first nine months of 2011: €2,929 million), an increase of 11% (5% at constant currencies).

The operating margin (non-IFRS) decreased in the first nine months of 2012 by 1.1 percentage points to 28.9% compared to the prior year’s first nine months (first nine months of 2011: 30.0%). At constant currencies, the operating margin (non-IFRS) decreased by 1.4 percentage points, of which 0.9 percentage points were ascribable to the acquisition of SuccessFactors. Non-IFRS operating profit and non-IFRS operating margin for the first nine months of 2012 were impacted by severance expenses which amounted to €53 million (2011: €41 million).

In the first nine months of 2012, non-IFRS profit after tax was €2,249 million (first nine months of 2011: €2,091 million), an increase of 8%. Non-IFRS basic earnings per share was €1.89 (first nine months of 2011: €1.76), an increase of 8%. Earnings per share and profit after tax were negatively impacted by €0.06 or €76 million (€103 million before tax) and decreased by 3 percentage points in the first nine months of 2012 as the result of a hedge transaction to secure the U.S. dollar purchase price for the acquisition of Ariba.

The non-IFRS effective tax rate in the first nine months of 2012 was 26.7% (first nine months of 2011: 26.7%).

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SEGMENT INFORMATION

Following SAP’s increased focus on the cloud business, in the third quarter 2012 we changed both the structure of the components that SAP management uses to make decisions about operating matters, and the main profit measure used for the purposes of allocating resources to these components and measuring their performance. For information about the changes to our segment reporting and a description of the activities of our new segments, see the Notes to the Interim Financial Statements section, Note (16).

Within the new structure, SAP has two divisions – ‘On Premise’ and ‘Cloud’ which are further divided into operating segments. Our On Premise division is comprised of two operating segments: ‘On Premise Products’ and ‘On Premise Services’. In the third quarter 2012, our Cloud division was comprised of one operating segment: ‘Cloud Applications’. Following the acquisition of Ariba we intend to establish a second operating segment in the Cloud Division, mainly consisting of the acquired Ariba business.

Key Figures in SAP Segment Reporting in the Third Quarter of 2012

In the third quarter of 2012, revenue in the On Premise division increased by 14% to €3,865 million (Q3 2011: €3,404 million). Of this, €3,129 million (Q3 2011: €2,688 million) was revenue from the products segment, representing an increase of 16%. Revenue from the services segment rose by 3% to €736 million (Q3 2011: €716 million).

In the third quarter of 2012, the cloud applications segment and thus the Cloud division achieved segment revenue of €101 million (Q3 2011: €6 million). The amounts for 2012 include revenues from SuccessFactors. The comparator amounts for 2011 do not include any revenue data from SuccessFactors. We have today, with the acquisition of Ariba, a cloud business with a €800 million annual revenue run rate (before any future growth). SAP’s cloud momentum continued in the third quarter: 12 months new and upsell subscription billings increased fourteenfold. Even when including SuccessFactors in our 2011 numbers the growth is triple digit at 116%. This growth rate is a pro forma growth rate assuming that the acquisition of SuccessFactors was completed as of January 1, 2011. For SuccessFactors on a stand-alone basis, 12 months new and upsell subscription billings grew 92%. Non-IFRS cloud subscription and support revenue increased twentyfold to €80 million.

Segment profit for the On Premise division was €1,967 million (Q3 2011: €1,750 million, including €1,786 million (Q3 2011: €1,565 million) from the products segment and €181 million (Q3 2011: €185 million) from the services segment. In the third quarter of 2012, the operating margin for the reportable segments was 57% (Q3 2011: 58%) for the products segment, and 25% (Q3 2011: 26%) for the services segment. This resulted in an operating margin of 51% (Q3 2011: 51%) for the entire On Premise division.

Segment profit for the cloud applications segment and thus the Cloud division was -€17 million (Q3 2011: -€19 million), resulting in a segment operating margin of -17% (Q3 2011: -317%).

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Key Figures in SAP Segment Reporting in the First Nine Months of 2012

In the first nine months of 2012, revenue in the On Premise division increased by 13% to €10,999 million (first nine months of 2011: €9,739 million). Of this, €8,788 million (first nine months of 2011: €7,610 million) was revenue from the products segment, representing an increase of 15%. Revenue from the services segment rose by 4% to €2,210 million (first nine months of 2011: €2,129 million).

Segment revenue from the cloud applications segment and thus the Cloud division in the first nine months of 2012 was €231 million (first nine months of 2011: €20 million). The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors as of the acquisition date (February 21, 2012). The comparator amounts for 2011 do not include any revenue data from SuccessFactors. On a stand-alone basis, SuccessFactors achieved a year-over-year increase of 93% in its 12-month subscription billings from new business in the first nine months of 2012 (compared to the first nine months of 2011).

Segment profit for the On Premise division was €5,430 million (first nine months of 2011: €4,836 million), including €4,949 million (first nine months of 2011: €4,341 million) from the products segment and €481 million (first nine months of 2011: €495 million) from the services segment. In the first nine months of 2012, the operating margin for the reportable segments was 56% (first nine months of 2011: 57%) for the products segment, and 22% (first nine months of 2011: 23%) for the services segment. This resulted in an operating margin of 49% (first nine months of 2011: 50%) for the entire On Premise division.

Segment profit for the cloud applications segment and thus the Cloud division was -€55 million (first nine months of 2011: -€52 million), resulting in a segment operating margin of -23% (first nine months of 2011: -265%).

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Key Figures SAP Group in the Third Quarter of 2012 (IFRS)

€ millions, unless otherwise stated	7/1/ - 9/30/2012	7/1/ - 9/30/2011	Change	Change in %
Software	1,026	875	151	17
Support	2,105	1,812	293	16
Cloud subscriptions and support	63	4	59	1,475
Software and software-related service revenue	3,194	2,691	503	19
Total revenue	3,952	3,409	543	16
Operating expense	–3,031	–1,650	–1,381	84
Operating profit	921	1,759	–838	–48
Operating margin in %	23.3	51.6	–28.3pp	n.a.
Profit after tax	618	1,251	–633	–51
Effective tax rate in %	24.8	28.7	–3.9pp	n.a.
Headcount in full-time equivalents (September 30)	61,344	54,589	6,755	12
Days sales outstanding in days (September 30)	60	62	–2	–3
Earnings per share – basic in €	0.52	1.05	–0.53	–50

OPERATING RESULTS IN THE THIRD QUARTER (IFRS)

Orders

The total number of software deals we closed decreased by 9% from the comparator amount in the third quarter of 2012 to 13,654 (Q3 2011: 14,968). The average value of software orders we received showed an increase of 49% compared with the previous year.

Revenue

In the third quarter of 2012, software revenue was €1,026 million (Q3 2011: €875 million), an increase of 17% compared to the same period in 2011. Software revenue in the third quarter of 2012 included amounts of €83 million (Q3 2011: €34 million) from SAP HANA and €48 million (Q3 2011: €22 million) from Mobile solutions.

Our revenue from cloud subscriptions and support was €63 million (Q3 2011: €4 million), an increase of fourteen times compared to the same period in 2011. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors. The comparator amounts for 2011 do not include any revenue data from SuccessFactors.

Total revenue was €3,952 million (Q3 2011: €3,409 million), an increase of 16% compared to the same period in 2011.

Operating Expenses

In the third quarter of 2012, our operating expenses increased by 84% to €3,031 million (Q3 2011: €1,650 million). The increase in operating expenses is mainly due to the increased headcount and to increased share-based payment expenses. A further element to consider in comparing the 2012 operating expenses with the corresponding 2011 number is the effect in 2011 of a €723 million release from the provision recorded for the TomorrowNow litigation. In the third quarter of 2012, the expense associated with a revision of this provision in view of recent developments in the litigation was immaterial after allowing for changed legal costs and recognized insurance income. For more information about the TomorrowNow litigation, see the Notes to the Consolidated Interim Financial Statements section, Note (13).

Operating Profit and Margin

In the third quarter of 2012, operating profit decreased by 48% compared with the same period in the previous year to €921 million (Q3 2011: €1,759 million).

Our operating margin narrowed by 28.3 percentage points to 23.3% (Q3 2011: 51.6%). In the third quarter of 2011, effects from our discontinued TomorrowNow operation had a 21.2 percentage point positive influence on operating margin.

SAP introduced two new share-based compensation plans at the beginning of the year: the Employee Participation Plan (EPP) 2015 for employees, and the Long Term Incentive Plan (LTI Plan) 2015 for Executive Board members. In this context, our expenses for the share-based payment plans increased to €152 million in the third quarter of 2012 (Q3 2011: €-17 million). Those expenses narrowed our operating margin in the third quarter of 2012 by 3.9% (Q3 2011: increased by 0.5%).

Profit After Tax and Earnings per Share

In the third quarter of 2012, profit after tax was €618 million (Q3 2011: €1,251 million), a decrease of 51%.

14	INTERIM MANAGEMENT REPORT

Basic earnings per share was €0.52 (Q3 2011: €1.05), a decrease of 50%. Earnings per share and profit after tax were negatively impacted by €0.05 or €64 million (€87 million before tax) and decreased by 9 percentage points in the third quarter as the result of a hedge transaction to secure the U.S. dollar purchase price for the acquisition of Ariba.

The effective tax rate in the third quarter of 2012 was 24.8% (Q3 2011: 28.7%). The comparably high effective tax rate for the corresponding period in the previous year mainly resulted from a decrease in the provision recorded for the TomorrowNow litigation which was partly compensated by effects relating to intercompany financing. In addition, the year over year decrease in the effective tax rate arises from the regional allocation of income.

INTERIM REPORT JANUARY – SEPTEMBER 2012	15

Key Figures SAP Group in the First Nine Months of 2012

€ millions, unless otherwise stated	1/1/ - 9/30/2012	1/1/ - 9/30/2011	Change	Change in %
Software	2,722	2,328	394	17
Support	6,071	5,257	814	15
Cloud subscriptions and support	144	12	132	1,100
Software and software-related service revenue	8,937	7,597	1,340	18
Total revenue	11,200	9,733	1,467	15
Operating expense	–8,727	–6,520	–2,207	34
Operating profit	2,473	3,213	–740	–23
Operating margin in %	22.1	33.0	–10.9pp	n.a.
Profit after tax	1,723	2,242	–519	–23
Effective tax rate in %	24.9	28.7	–3.8pp	n.a.
Earnings per share – basic in €	1.45	1.88	–0.43	–23

OPERATING RESULTS (IFRS)

Orders

The total number of software deals we closed decreased slightly in the first nine months of 2012 to 41,861 (first nine months of 2011: 43,084). The value of software orders we received showed an increase of 30% compared with the previous year.

Revenue

In the first nine months of 2012, software revenue was €2,722 million (first nine months of 2011: €2,328 million), an increase of 17% compared to the same period in 2011. Software revenue in the first nine months of 2012 included €196 million (first nine months of 2011: €60 million) from SAP HANA and €123 million (first nine months of 2011: €65 million) from Mobile solutions.

Our revenue from cloud subscriptions and support was €144 million (first nine months of 2011: €12 million), an increase of eleven times compared to the same period in 2011. The amounts for 2012 include cloud subscriptions and cloud support revenue from SuccessFactors as of the acquisition date (February 21, 2012). The comparator amounts for 2011 do not include any revenue data from SuccessFactors.

Total revenue was €11,200 million (first nine months of 2011: €9,733 million), an increase of 15% compared to the same period in 2011.

Operating Expenses

In the first nine months of 2012, our operating expenses increased by 34% to €8,727 million (first nine months of 2011: €6,520 million). The increase in operating expenses is mainly due to the increased headcount and due to increased share-based payment expenses. Also, operating expenses in the prior year were positively influenced by the release of part of the provision we had recorded for the TomorrowNow litigation. In the third quarter of 2012, the expense associated with a revision of this provision in view of recent developments in the litigation was immaterial after allowing for changed legal costs and recognized insurance income. For more information about the TomorrowNow litigation, see the Notes to the Consolidated Interim Financial Statements section, Note (13).

Operating Profit and Margin

In the first nine months of 2012, operating profit decreased by 23% compared with the same period in the previous year to €2,473 million (first nine months of 2011: €3,213 million).

Our operating margin narrowed 10.9 percentage points to 22.1% (first nine months of 2011: 33.0%). 7.3 percentage points out of the prior year’s operating margin result from effects of our discontinued TomorrowNow operation.

At the beginning of 2012, SAP introduced two new share-based payment plans: the Employee Participation Plan (EPP) 2015 for employees, and the Long Term Incentive Plan (LTI Plan) 2015 for Executive Board members. In this context, our expenses for the share-based payment plans increased to €333 million in the first nine months of 2012 (first nine months of 2011: €66 million). Those expenses narrowed our operating margin in the first nine months of 2012 by 3.0% (first nine months of 2011: narrowed by 0.7%).

Profit After Tax and Earnings per Share

In the first nine months of 2012, profit after tax was €1,723 million (first nine months of 2011: €2,242 million), a decrease of 23%. Basic earnings per share was €1.45 (first nine months of 2011: €1.88), a decrease of 23%. Earnings per share and profit after tax were negatively impacted by €0.06 or €76

16	INTERIM MANAGEMENT REPORT

million (€103 million before tax) and decreased by 4 percentage points in the first nine months of 2012 as the result of a hedge transaction to secure the U.S. dollar purchase price for the acquisition of Ariba.

The effective tax rate in the first nine months of 2012 was 24.9% (first nine months of 2011: 28.7%). The comparably high effective tax rate for the corresponding period in the previous year mainly resulted from a decrease in the provision recorded for the TomorrowNow litigation which was partly compensated by effects relating to intercompany financing. In addition, the year over year decrease in the effective tax rate arises from the regional allocation of income.

INTERIM REPORT JANUARY – SEPTEMBER 2012	17

FINANCES (IFRS)

Cash Flow and Liquidity

Operating cash flow for the first nine months of 2012 was €3,057 million (September 30, 2011: €2,966 million), our highest first nine months figure ever. The improvement in operating cash flow is due to better management of working capital focusing on receivables, which on January 1, 2012, were 13% higher than in the previous year thanks to the Company’s business success in 2011.

Group liquidity stood at €3,932 million on September 30, 2012 (December 31, 2011: €5,601 million). Group liquidity comprised cash and cash equivalents totaling €3,926 million (December 31, 2011: €4,965 million) and short-term investments totaling €6 million (December 31, 2011: €636 million).

Group Liquidity of SAP Group

€ millions	September 30, 2012	December 31, 2011	Change
Cash and cash equivalents	3,926	4,965	–1,039
Short-term investments	6	636	–630
Group Liquidity — gross	3,932	5,601	–1,669
Current bank loans	1,001	101	900
Current private placement transactions	0	423	–423
Current bonds	600	600	0
Net liquidity 1	2,331	4,477	–2,146
Non-current bank loans	0	1	–1
Non-current private placement transactions	1,053	1,240	–187
Non-current bonds	1,000	1,600	–600
Net liquidity 2	278	1,636	–1,358

Net liquidity 1 is total group liquidity minus current bank loans, private placement transactions, and bonds.

Net liquidity 2, defined as net liquidity 1 minus non-current bank loans, private placement transactions, and bonds, was €278 million (December 31, 2011: €1,636 million). The reduction compared to December 31, 2011, is mainly attributable to dividend payments and expenses related to the acquisition of SuccessFactors: SAP took a short-term bank loan to support the financing. The improvement in operating cash flow in the first nine months of 2012 had a compensating effect.

Free Cash Flow and Days’ Sales Outstanding

Our free cash flow and our days’ sales outstanding (DSO) on September 30, 2012 were as follows:

Free Cash Flow

€ millions	1/1 - 9/30/2012	1/1 - 9/30/2011	Change in %
Free cash flow	2,687	2,637	2

We calculate free cash flow as net cash from operating activities minus purchases of intangible assets and property, plant, and equipment.

Days’ Sales Outstanding

	September 30, 2012	September 30, 2011	Change in days
Days sales outstanding (DSO) in days	60	62	–2

DSO measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

ASSETS (IFRS)

Analysis of Consolidated Statements of Financial Position

The total assets of the Group were €24,332 million on September 30, 2012, an increase of €1,105 million since December 31, 2011, that arose primarily out of the SuccessFactors acquisition.

The equity ratio on September 30, 2012, was 55% (December 31, 2011: 55%) and thus remained stable.

Investments

Investments in intangible assets and property, plant, and equipment increased significantly in the first nine months of 2012 to €3,638 million (first nine months of 2011: €404 million). This increase is due to our acquisition of SuccessFactors and is mainly attributable to additions to goodwill and intangible assets.

Off-Balance-Sheet Financial Instruments

There are no off-balance-sheet financial instruments, such as sale-and-lease-back transactions, asset-backed securities, or liabilities related to special-purpose entities, that are not disclosed in our interim Consolidated Financial Statements. Any factoring contracts are not material in volume.

18	INTERIM MANAGEMENT REPORT

Competitive Intangibles

The assets that are the basis for our current and future success do not appear on the Consolidated Statements of Financial Position. This is apparent from a comparison of the market capitalization of SAP AG, which was €67.7 billion, with the equity of the SAP Group on the Consolidated Statements of Financial Position, which was €13.3 billion at the end of the first nine months of 2012 (December 31, 2011: €12.7 billion). This means that the market capitalization of our equity is 409% higher than the book value.

Customer capital, our employees and their knowledge and skills, our ecosystem of partners, the SAP brand, and our past investments in research and development are some of the most important competitive intangibles that influence our market value.

According to the 2012 Interbrand annual survey of the Best Global Brands, SAP is ranked the 25th most valued brand in the world (2011: 24th). Interbrand determined a value of US$15.6 billion, an increase of 8% compared to the previous year (2011: US$14.5 billion).

NON-FINANCIAL PERFORMANCE

Managing economic, social, and environmental risks and opportunities holistically is core to our vision of helping the world run better and improving people’s lives.

Committed to this strategy, SAP also provides quarterly updates for material non-financial indicators.

An important factor for our success is our ability to attract and retain talented employees. In the third quarter of 2012, the employee retention rate was 94% (up from 93% in the third quarter of 2011). We define employee retention rate as the ratio between the average number of employees less voluntary employee departures (fluctuation) and the average number of employees (in full-time equivalents).

Part of SAP’s overall non-financial goals is fostering a diverse workforce, specifically increasing the number of women in management. At the end of the third quarter of 2012, the company employed 19.3% women in management, compared to 18.6% at the end of September 2011. SAP has set a long-term target to increase the share of women in management to 25% by the year 2017.

For the third quarter ending September 30, 2012, SAP’s greenhouse gas (GHG) emissions totaled 130 kilotons – an increase of 7% compared to the third quarter of 2011. This rise is primarily due to the overall company growth that led to increased air travel.

For the sixth consecutive year, SAP is the software sector lead in the Dow Jones Sustainability Indexes. Based on economic, environmental and social criteria, SAP achieved a total score of 84 percent, showing an eight percentage points improvement since the 2011 Dow Jones results were announced.

More information on our non-financial performance and achievements is published in our sustainability report, which is available on our Web site: www.sapsustainabilityreport.com.

INTERIM REPORT JANUARY – SEPTEMBER 2012	19

SAP STOCK

SAP AG common stock is listed on the Frankfurt Stock Exchange as well as a number of other German exchanges. On the New York Stock Exchange (NYSE), SAP American depositary receipts (ADRs), each representing one common share, trade under the symbol SAP. SAP is a component of the DAX (the index of 30 German blue chip companies), the Dow Jones EURO STOXX 50, the S&P North American Technology Software Index, and the TechPGI.

SAP stock continues to outperform the benchmark indices this year: In the first nine months of 2012, it gained 34.9%, placing it well ahead of the DAX 30 and EURO STOXX 50 indices, which only improved by 22.3% and 6.0% respectively.

In the third quarter alone, SAP stock rose 18.4%, whereas the DAX climbed 12.5% and the EURO STOXX moved up 8.4%. Having started the quarter at the end of June with the Xetra closing price of €46.55, SAP stock recorded its lowest price of the quarter at €44.71 on July 9. Publication of the second-quarter results on July 12 and 24, however, then pushed the share price past €50.00. SAP recorded strong growth in all regions during the second quarter, achieving record software revenue of more than €1 billion.

SAP stock spent most of August hovering in a comparatively narrow range of €51.26 to €52.90. The share price was backed by statements supporting the fact that SAP’s innovation strategy is making future growth possible. Decisions and announcements by the German Federal Constitutional Court, the European Central Bank (ECB), and the U.S. Federal Reserve in September buoyed sentiment on the financial markets and the SAP stock benefitted from this as well: The share price climbed to €56.69 on September 25, its highest level since March 2000. But concerns about Spain’s economy once again weighed on sentiment, causing SAP stock to close the third quarter at €55.11.

20	INTERIM MANAGEMENT REPORT

With the Xetra closing price at €55.11 on September 28, 2012, SAP’s market capitalization was €67.7 billion based on 1,228 million outstanding shares. Measured by its total market capitalization of €67.7 billion, it was the second-largest DAX company. Deutsche Börse uses the free-float factor to weight companies in the DAX. The free-float factor for SAP was 73.33% on September 28, 2012, resulting in a free-float market capitalization on the same date of approximately €49.64 billion. When measured by its free-float market capitalization on September 28, 2012, SAP was the third-largest company listed on the DAX.

Additional information about SAP common stock is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F, and on the SAP Web site at www.sap.com/investor.

RISK AND OPPORTUNITY MANAGEMENT

We have comprehensive risk-management structures in place, which are intended to enable us to recognize and analyze risks early and to take the appropriate action. For changes in our legal liability risks since our last annual report, see note 13 in the Notes to the Interim Financial Statements. The other risk factors remain largely unchanged since 2011, and are discussed more fully in our 2011 Annual Report and our Annual Report on Form 20-F for 2011. We do not believe the risks we have identified jeopardize our ability to continue as a going concern.

EVENTS AFTER THE END OF THE QUARTER

On October 1, 2012, we successfully completed the acquisition of Ariba after all regulatory evaluations and approvals were received. All outstanding Ariba shares were converted into the rights to receive US$45.00 per share (without interest and less any withholding taxes). The payment of the purchase price for Ariba was financed out of existing excess cash and the initial drawdown of a €2.4 billion term loan provided by six banks. Bob Calderoni, former CEO of Ariba, was appointed to the SAP Global Managing Board on October 10, 2012. For more information, see chapter Acquisitions and note (4) in the Notes to the Interim Financial Statements.

OUTLOOK

Future Trends in the Global Economy

In the fourth quarter of 2012 and next year, the global economy is expected to grow, but growth rates will generally remain modest. Growth will be held back in the industrialized world by slack labor and housing markets. In the emerging markets and developing countries, tighter spending policy and weaker export demand will restrain growth, but healthy numbers are nonetheless expected.

Divergent trends are expected in the Europe, Middle East, and Africa (EMEA) region: sluggish in the euro area; more vigorous elsewhere in the region. The current recovery is expected to continue in the Americas region, both in the United States and in Latin America. In the Asia Pacific Japan (APJ) region, the economy of Japan is expected to contract while the economy of China is expected to recover slightly in the coming months.

Future Trends in the IT Market

Expansion by a percentage in the middle of the single-digit range is expected in the global IT market for the full-year 2012. The latest forecasts are a little higher than those made at the beginning of 2012. The best performers are expected to be mobile hardware (smartphones and tablets) and packaged software. In contrast, investment in other hardware and in IT services is expected to remain low. The markets for IT are expected to advance more quickly in the developing countries and emerging economies than in the industrialized nations.

Recent forecasts for the EMEA region are a little more encouraging than those made at the beginning of the year. The Latin American countries will again contribute most to growth in the Americas region. IT market growth in the APJ region is expected to falter in the coming months, although this is likely to impact hardware sales more than the software and services segments.

Forecast for SAP

Operational Targets for 2012 (Non-IFRS)

Revenue and Operating Profit Outlook

The Company is providing the following outlook for the full-year 2012, which has changed from the previous outlook provided on July 24, 2012. The Company has refined the outlook for non-IFRS software and software-related service revenue at constant currencies and has included Ariba’s expected revenue and profit contribution from the acquisition date (October 1, 2012) to year end:

Including Ariba, the Company now expects full-year 2012 non-IFRS software and software-related service revenue to increase in a range of 10.5% – 12.5% at constant currencies (2011: €11.35 billion). This includes a combined contribution of

INTERIM REPORT JANUARY – SEPTEMBER 2012	21

approximately 2.5 percentage points from SuccessFactors and Ariba. The respective outlook provided in July which did not yet consider Ariba, was 10.0% – 12.0%.

Assuming that the macroeconomic environment does not deteriorate the Company expects to reach the upper end of the 10.5% – 12.5% non-IFRS software and software-related service revenue growth range (at constant currencies).

The Company continues to expect full-year 2012 non-IFRS operating profit to be in a range of €5.05 billion – €5.25 billion at constant currencies (2011: €4.71 billion). Full-year 2012 non-IFRS operating profit excluding SuccessFactors and Ariba is expected to be in a similar range. The outlook is unchanged from the outlook given in July.

The Company still projects a full-year 2012 IFRS effective tax rate of 26.5% – 27.5% (2011: 27.9%) and a non-IFRS effective tax rate of 27.0% – 28.0% (2011: 26.6%). The outlook is unchanged from the outlook given in July.

The growth we expect in software and software-related service revenue (non-IFRS) is based on our expectation of double-digit growth, at constant currencies, in our software revenue. The increase we expect in non-IFRS operating profit is based on the expectation that the operating margin, not including the Ariba and SuccessFactors acquisition, will increase by 50 basis points due to increased total revenue and efficiency gains.

We are committed to our ambitious goal of doubling last year’s HANA software revenue to at least €320 million and last year’s mobile software revenue to €220 million.

Differences Between IFRS and Non-IFRS Measures

As noted above, our guidance is based on non-IFRS measures at constant currencies. The following provides additional insight into the impact of the constant currency notion and the items by which our IFRS measures and non-IFRS measures differ.

The following amounts represent the first nine months of 2011 and the first nine months of 2012 actual differences between IFRS and non-IFRS measures on operating profit as well as the estimates for 2012:

Non-IFRS Measures

(€ millions)	Actual Amounts from 1/1 - 9/30/2012	Actual Amounts from 1/1 - 9/30/2011	Estimated amounts for 1/1 - 12/31/20121)
Deferred revenue write-down	43	26	between 90 and 110
Discontinued activities2)	1	–711	less than 10
Stock-based compensation expenses3),4)	333	66	between 470 and 510
Acquisition-related charges5)	387	333	between 560 and 600
Restructuring	8	2	less than 25

1)

All adjusting items are partly incurred in currencies other than the euro. Consequently, the amounts are subject to currency volatility. All estimates for 2012 provided in the table are at actual currency and are calculated based on certain assumptions regarding the developments of the different currency exchange rates. Depending on the future development of these exchange rates, the total amounts for 2012 may differ significantly from the estimates provided in the table above. The reader should remember that SAP’s outlook is based on constant currency.

2)

We will consider all new information that emerges from further developments of the TomorrowNow lawsuit to determine if the provision should be adjusted in the future, which could result in a change to the estimate provided in the table above.

3)

Our share-based compensation expenses are subject, among other factors, to share price volatility, volatility in SAP’s performance against the Tech PGI index, anticipated achievement of financial KPI objectives, and fluctuations in SAP’s workforce. The estimates in the table above are based on certain assumptions regarding these factors. Depending on how these factors change in the future, the total expense for 2012 may differ significantly from these estimates.

4)

The estimates provided above for share-based compensation expenses include grants under existing programs. New share-based compensation plans or changes to the existing plans may make the total amounts for 2012 differ significantly from these estimates.

5)

The estimates provided above for acquisition-related charges are based on the acquisitions performed by SAP until the day of this document. Further acquisitions may make the total amounts for 2012 differ significantly from these estimates.

Goals for Liquidity, Finance, Investments, and Dividends

Our goals for liquidity, finance, investments, and dividends as discussed in our 2011 Annual Report have changed as follows:

Our net liquidity position was positive on September 30, 2012. We used some of our liquid assets as well as borrowed funds to buy Ariba early in the fourth quarter. Hence, we now expect our net liquidity position to be negative at the end of the year. The maturities of our financial debt are such that we expect to reduce it in stages from our strong cash flow. We plan to return to positive net

22	INTERIM MANAGEMENT REPORT

liquidity in the medium term. We will consider issuing new debt, such as bonds or private placements in the United States, only if market conditions are advantageous. In these circumstances, we have no plans to repurchase stock for treasury in the fourth quarter of 2012.

Excepting acquisitions, our planned capital expenditures for 2012 will be covered in full by operating cash flow and will chiefly be spent on new information technology.

As part of our growth and innovation strategy, we plan to spend around US$2 billion in China by 2015. This demonstrates our long-term strategic commitment to China, the world’s second largest economy. SAP continues to invest and increase its presence and market share in countries experiencing high growth. For example, at the end of 2011 we increased our sales forces in such countries.

We plan to continue our dividend policy, which is that the payout ratio should be approximately 30%.

Premises on Which Our Outlook Is Based

In preparing our outlook guidance, we have taken into account all events known to us at the time we prepared this report that could influence SAP’s business going forward. Among the premises on which this outlook is based are those presented concerning economic development. This outlook does not take into consideration any effects in 2012 from major acquisitions except that of SuccessFactors and Ariba.

Medium-Term Prospects

Our medium-term prospects as discussed in our 2011 Annual Report and our 2011 Annual Report on Form 20-F did not change in the first nine months of 2012. We still aim to increase our revenue to more than €20 billion by 2015. In the same period, we aim to widen our non-IFRS operating margin to 35%. To achieve these goals, we want to further strengthen our position in our five market categories and have one billion users by 2015.

•	We want to extend our leadership in the applications segment.

•	We want to extend our market share in analytics.

•	We want to extend our leadership in mobile computing.

•	We want to become a profitable market leader in cloud computing, generating €2 billion revenue in this segment by 2015.

•	We want to become the fastest-growing provider of databases and technology.

Our plan is for indirect sales (partner revenue) to be contributing up to 40% of software revenue by 2015.

INTERIM REPORT JANUARY – SEPTEMBER 2012	23

CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

(Unaudited)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

24	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED INCOME STATEMENTS

For the three months ended September 30

€ millions, unless otherwise stated	Note	2012	2011	Change in %
Software		1,026	875	17
Support		2,105	1,812	16
Cloud subscriptions and support		63	4	1,475
Software and software-related service revenue		3,194	2,691	19
Consulting		616	578	7
Other services		142	140	1
Professional services and other service revenue		758	718	6
Total revenue		3,952	3,409	16

Cost of software and software-related services		–638	–513	24
Cost of professional services and other services		–619	–537	15
Total cost of revenue		–1,257	–1,050	20
Gross profit		2,695	2,359	14
Research and development		–547	–436	25
Sales and marketing		–984	–721	36
General and administration		–232	–168	38
Restructuring		–4	–1	>100
TomorrowNow litigation		–7	723	<-100
Other operating income/expense, net		0	3	–100
Total operating expenses		–3,031	–1,650	84
Operating profit		921	1,759	–48

Other non-operating income/expense, net	(15)	–92	0	N/A
Finance income		34	29	17
Finance Cost TomorrowNow litigation		0	7	–100
Other finance costs		–41	–38	8
Finance costs		–41	–31	32
Financial income, net		–7	–2	>100
Profit before tax		822	1,757	–53

Income tax TomorrowNow litigation		2	–276	<-100
Other income tax expense		–206	–229	–10
Income tax expense	(6)	–204	–505	–60
Profit after tax		618	1,251	–51
Profit attributable to non-controlling interests		0	0	0
Profit attributable to owners of parent		618	1,251	–51

Basic earnings per share, in €*	(7)	0.52	1.05	–50
Diluted earnings per share, in €*	(7)	0.52	1.05	–50

*	For the three months ended September 30, 2012 and 2011, the weighted average number of shares was 1,192 million (diluted 1,193 million) and 1,190 million (diluted: 1,190 million), respectively (treasury stock excluded).

INTERIM REPORT JANUARY – SEPTEMBER 2012	25

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months ended September 30

€ millions	2012	2011
Profit after tax	618	1,251
Items that will not be reclassified to profit and loss
Actuarial gains (losses) on defined benefit pension plans	1	–6
Income tax relating to items that will not be reclassified	0	2
Other comprehensive income after tax for items that will not be reclassified to profit and loss	1	–4
Items that will be reclassified subsequently to profit and loss
Exchange differences on translation	–112	97
Available-for-sale financial assets	–15	–8
Cash flow hedges	20	–13
Income tax relating to items that will be reclassified	–9	17
Other comprehensive income after tax for items that will be reclassified to profit and loss	–116	93
Other comprehensive income net of tax	–115	89
Total comprehensive income	503	1,340
– Attributable to owners of parent	503	1,340
– Attributable to non-controlling interests	0	0

26	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30

€ millions, unless otherwise stated	Note	2012	2011	Change in %
Software		2,722	2,328	17
Support		6,071	5,257	15
Cloud subscriptions and support		144	12	1,100
Software and software-related service revenue		8,937	7,597	18
Consulting		1,830	1,726	6
Other services		433	410	6
Professional services and other service revenue		2,263	2,136	6
Total revenue		11,200	9,733	15

Cost of software and software-related services		–1,743	–1,503	16
Cost of professional services and other services		–1,888	–1,672	13
Total cost of revenue		–3,631	–3,175	14
Gross profit		7,569	6,558	15
Research and development		–1,638	–1,402	17
Sales and marketing		–2,786	–2,140	30
General and administration		–664	–515	29
Restructuring		–8	–2	>100
TomorrowNow litigation		–1	711	<-100
Other operating income/expense, net		1	3	–67
Total operating expenses		–8,727	–6,520	34
Operating profit		2,473	3,213	–23

Other non-operating income/expense, net	(15)	–145	–34	>100
Finance income		86	78	10
Finance costs TomorrowNow litigation		–1	7	<-100
Other finance costs		–118	–119	–1
Finance costs		–119	–112	6
Financial income, net		–33	–34	–3
Profit before tax		2,295	3,145	–27

Income tax TomorrowNow litigation		1	–276	<-100
Other income tax expense		–573	–626	–8
Income tax expense	(6)	–572	–902	–37
Profit after tax		1,723	2,242	–23
Profit attributable to non-controlling interests		0	1	–100
Profit attributable to owners of parent		1,723	2,241	–23

Basic earnings per share, in €*	(7)	1.45	1.88	–23
Diluted earnings per share, in €*	(7)	1.45	1.88	–23

*	For the nine months ended September 30, 2012 and 2011, the weighted average number of shares was 1,191 million (diluted 1,192 million) and 1,189 million (diluted: 1,190 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

INTERIM REPORT JANUARY – SEPTEMBER 2012	27

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the nine months ended September 30

€ millions	2012	2011
Profit after tax	1,723	2,242
Items that will not be reclassified to profit and loss
Actuarial gains (losses) on defined benefit pension plans	–2	1
Income tax relating to items that will not be reclassified	1	–1
Other comprehensive income after tax for items that will not be reclassified to profit and loss	–1	1
Items that will be reclassified subsequently to profit and loss
Exchange differences on translation	59	–71
Available-for-sale financial assets	18	3
Cash flow hedges	26	15
Income tax relating to items that will be reclassified	–5	–6
Other comprehensive income after tax for items that will be reclassified to profit and loss	98	–59
Other comprehensive income net of tax	97	–58
Total comprehensive income	1,820	2,184
– Attributable to owners of parent	1,820	2,183
– Attributable to non-controlling interests	0	1

28	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2012, and December 31, 2011

€ millions	Notes	2012	2011
Cash and cash equivalents		3,926	4,965
Other financial assets	(8)	181	817
Trade and other receivables	(9)	2,962	3,493
Other non-financial assets		354	187
Tax assets		233	207
Total current assets		7,656	9,669

Goodwill		11,015	8,711
Intangible assets		2,527	2,024
Property, plant, and equipment		1,632	1,551
Other financial assets	(8)	596	538
Trade and other receivables	(9)	88	84
Other non-financial assets		53	39
Tax assets		165	146
Deferred tax assets		600	465
Total non-current assets		16,676	13,558
Total assets		24,332	23,227

INTERIM REPORT JANUARY – SEPTEMBER 2012	29

€ millions	Notes	2012	2011
Trade and other payables		835	937
Tax liabilities		417	409
Financial liabilities	(10)	1,808	1,331
Other non-financial liabilities		1,480	1,981
Provision TomorrowNow litigation		240	231
Other provisions		591	331
Provisions		831	562
Deferred income		2,032	1,046
Total current liabilities		7,403	6,266

Trade and other payables		52	43
Tax liabilities		425	408
Financial liabilities	(10)	2,119	2,925
Other non-financial liabilities		102	92
Provisions		312	268
Deferred tax liabilities		561	474
Deferred income		49	44
Total non-current liabilities		3,620	4,254
Total liabilities		11,023	10,520

Issued capital		1,228	1,228
Share premium		471	419
Retained earnings		12,880	12,466
Other components of equity		61	–37
Treasury shares		–1,340	–1,377
Equity attributable to owners of parent		13,300	12,699

Non-controlling interests		9	8
Total equity	(11)	13,309	12,707
Equity and liabilities		24,332	23,227

30	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended September 30

	Equity Attributable to Owners of Parent
				Other Components of Equity
€ millions	Issued Capital	Share Premium	Retained Earnings	Exchange Differ- ences	Available- for-Sale Financial Assets	Cash Flow Hedges	Treasury Shares	Total	Non- Controlling Interests	Total Equity
01/01/2011	1,227	337	9,767	–131	16	–27	–1,382	9,807	17	9,824
Profit after tax			2,241					2,241	1	2,242
Other comprehensive income			1	–73	3	11		–58		–58
Comprehensive income			2,242	–73	3	11		2,183	1	2,184
Share-based payments		–11						–11		–11
Dividends			–713					–713		–713
Issuance of shares under share-based payments programs	1	31						32		32
Purchase of treasury shares							–158	–158		–158
Reissuance of treasury shares under share-based payments programs		38					172	210		210
Change in non-controlling interests			–19					–19	–10	–29
09/30/2011	1,228	395	11,277	–204	19	–16	–1,368	11,331	8	11,339
01/01/2012	1,228	419	12,466	–19	9	–27	–1,377	12,699	8	12,707
Profit after tax			1,723					1,723		1,723
Other comprehensive income			–1	61	18	19		97		97
Comprehensive income			1,722	61	18	19		1,820		1,820
Share-based payments		25						25		25
Dividends			–1,310					–1,310		–1,310
Issuance of shares under share-based payments programs		10						10		10
Purchase of treasury shares							–53	–53		–53
Reissuance of treasury shares under share-based payments programs		17					90	107		107
Other Changes			2					2	1	3
09/30/2012	1,228	471	12,880	42	27	–8	–1,340	13,300	9	13,309

INTERIM REPORT JANUARY – SEPTEMBER 2012	31

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30

€ millions	2012	2011
Profit after tax	1,723	2,242
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	622	536
Income tax expense	572	902
Financial income, net	33	34
Decrease/increase in sales and bad debt allowances on trade receivables	18	0
Other adjustments for non-cash items	28	32
Decrease/increase in trade receivables	588	473
Decrease/increase in other assets	–109	–58
Decrease/increase in trade payables, provisions and other liabilities	–345	–1,184
Decrease/increase in deferred income	820	667
Cash outflows due to TomorrowNow litigation	–8	–32
Interest paid	–135	–109
Interest received	67	65
Income taxes paid, net of refunds	–817	–602
Net cash flows from operating activities	3,057	2,966

Business combinations, net of cash and cash equivalents acquired	–2,731	–66
Cash payments for derivative instruments related to business combinations	–26	0
Total cash outflows for business combinations, net of cash and cash equivalents acquired	–2,757	–66
Purchase of intangible assets and property, plant, and equipment	–370	–329
Proceeds from sales of intangible assets or property, plant, and equipment	30	26
Purchase of equity or debt instruments of other entities	–905	–1,560
Proceeds from sales of equity or debt instruments of other entities	1,517	518
Net cash flows from investing activities	–2,485	–1,411

Purchase of non-controlling interests	0	–24
Dividends paid	–1,310	–713
Purchase of treasury shares	–53	–158
Proceeds from reissuance of treasury shares	83	170
Proceeds from issuing shares (share-based compensation)	15	34
Proceeds from borrowings	1,000	519
Repayments of borrowings	–1,313	–1,005
Net cash flows from financing activities	–1,578	–1,177

Effect of foreign exchange rates on cash and cash equivalents	–33	15
Net decrease/increase in cash and cash equivalents	–1,039	393
Cash and cash equivalents at the beginning of the period	4,965	3,518
Cash and cash equivalents at the end of the period	3,926	3,911

32	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) General Information About Consolidated Interim Financial Statements

The accompanying Consolidated Interim Financial Statements of SAP AG and its subsidiaries (collectively, “we,” “us,” “our,” “SAP,” “Group,” and “Company”) have been prepared in accordance with the International Financial Reporting Standards (IFRSs) and in particular in compliance with International Accounting Standard (IAS) 34. The designation IFRS includes all standards issued by the International Accounting Standards Board (IASB) and related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). The variances between the applicable IFRS standards as issued by the IASB and the standards as used by the European Union are not relevant to these financial statements.

Certain information and disclosures normally included in the notes to annual financial statements prepared in accordance with IFRS have been condensed or omitted. We believe that the disclosures made are adequate and that the information gives a true and fair view.

Our business activities are influenced by certain seasonal effects. Historically, our overall revenue tends to be highest in the fourth quarter. Interim results are therefore not necessarily indicative of results for a full year.

Amounts reported in previous years have been reclassified as appropriate to conform to the presentation in this interim report. Adjustments to the allocation of an acquisition price also result in non-material changes to some of the amounts reported in previous years.

These unaudited condensed Consolidated Interim Financial Statements should be read in conjunction with SAP’s audited Consolidated IFRS Financial Statements for the Year Ended December 31, 2011, included in our 2011 Annual Report and our Annual Report 2011 on Form 20-F.

Due to rounding, numbers presented throughout these Interim Financial Statements may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

(2) Scope of Consolidation

The following table summarizes the change in the number of legal entities included in the Consolidated Financial Statements.

Number of Legal Entities Consolidated in the Financial Statements

	German	Foreign	Total
January 1, 2011	21	182	203
Additions	4	9	13
Disposals	–2	–15	–17
December 31, 2011	23	176	199
Additions	3	41	44
Disposals	–3	–11	–14
September 30, 2012	23	206	229

The additions during the first nine months of 2012 relate to legal entities added in connection with foundations and acquisitions. The disposals are due to mergers and to liquidations of operating and non-operating acquired legal entities.

Changes in the scope of consolidation in the first nine months of 2012 were not significant to our Consolidated Financial Statements except for the acquisition of SuccessFactors, described in Note (4).

For more information about our business combinations and the effect on our Consolidated Financial Statements, see Note (4) and our Consolidated Financial Statements for 2011.

(3) Summary of Significant Accounting Policies

The interim financial statements were prepared based on the same accounting policies as those applied and described in the Consolidated Financial Statements as at December 31, 2011. Our significant accounting policies are summarized in the notes to the annual financial statements. For more information, see Note (3) in our Annual Report for 2011.

Newly Adopted Accounting Standards

The new accounting standards adopted in the first nine months of 2012 did not have a material impact on our Consolidated Financial Statements. The amendments to IFRS 7 (Financial Instruments: Disclosures) detailing additional disclosures for certain transfers of financial assets have so far not necessitated any additional disclosures on our part.

INTERIM REPORT JANUARY – SEPTEMBER 2012	33

New Accounting Standards Not Yet Adopted

For detailed information about new accounting standards not yet adopted, see Note (3) in our Annual Report for 2011.

In June 2012, the European Commission endorsed the amendments to IAS 1 (Presentation of Financial Statements) and IAS 19 (Employee Benefits).

(4) Business Combinations

We acquired the following businesses during the first nine months of 2012:

Acquired Businesses

Acquired Businesses	Sector	Acquisition Type	Acquired Voting Interest	Acquisition Date
Purisma Inc, Short Hills, NJ, USA	Master Data Management Solution Business	Asset Deal	n/a	January 18, 2012
datango AG, Berlin, Germany	Solution for Workforce Performance Support	Asset Deal	n/a	February 7, 2012
SuccessFactors Inc, San Mateo, CA, USA	Provider of cloud-based human capital management (HCM) solutions	Share Deal	100%	February 21, 2012
Syclo LLC, Hoffman Estates, Il, USA	Provider of enterprise mobile applications and technologies	Share Deal	100%	June 6, 2012

We acquire businesses in specific areas of strategic interest to us. The acquisitions during the first nine months of 2012 were not material to SAP except for the acquisition of SuccessFactors, for which additional information is provided below.

Acquisitions of the prior year are described in the Consolidated Financial Statements in our 2011 Annual Report.

On February 21, 2012, we acquired more than 90 per cent of the outstanding ordinary shares of SuccessFactors, Inc. (NYSE: SFSF) and obtained control of SuccessFactors. After the acceptance of the tender offer, we effected a short-form merger and acquired the remaining shares for the same US$40.00 per share price that was paid in the cash tender offer.

SuccessFactors is a provider of cloud-based human capital management (HCM) solutions. As a result of the acquisition, we expect to gain significant momentum as a provider of cloud applications, platforms, and infrastructure and to establish an advanced end-to-end offering of cloud and on-premise solutions for managing all relevant business processes.

Financial Impact of Our Acquisitions as of the Closing Date

The following table summarizes the consideration paid, provisional estimates of the acquisition-related costs and provisional values for assets acquired, and liabilities assumed, all as recognized at the acquisition date. The initial accounting for the business combination is provisional in our financial statements with respect to tax-related assets and liabilities and litigation and similar liabilities, as we are still validating our valuation assumptions.

The goodwill arising from the acquisitions consists largely of the synergies and the skills and technical talent of the acquired entities’ workforces. Except for the goodwill recognized from the acquisition of Syclo and Datango, goodwill recognized is not expected to be deductible for income tax purposes. The goodwill assignment to our segments has not been finalized yet.

We are still evaluating contingent liabilities but do not expect to record material amounts.

34	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

€ millions	Total	Thereof SuccessFactors
Consideration
Value of acquired shares outstanding paid	2,697	2,543
Value of acquired accelerated options, stock appreciation rights, and restricted stock units	116	116
Total Cash payment	2,813	2,659
Value of earned portion of converted unvested restricted stock units, restricted stock and performance stock (valued in accordance with IFRS 2)	58	58
Assumed liability/Unpaid purchase price	9	0
Total Consideration transferred	2,880	2,717
Acquisition-related costs (includes general and administrative expenses in our income statement)
Acquisition-related costs incurred in 2011	4	4
Acquisition-related costs recognized in 2012	8	6
Total acquisition-related costs	2,892	2,727
Amounts of identifiable assets acquired and liabilities assumed expected to be recognized
Cash and cash equivalents	81	80
Other financial assets	10	10
Trade and other receivables (net of €2 million reserves)	61	60
Other non-financial assets	12	12
Property, plant, and equipment	10	10
Intangible assets	834	786
Thereof customer relationship and other intangibles	505	493
Customer relationship	480	469
Trade name	24	24
Thereof acquired technology	323	290
Thereof software and database licenses	4	3
Current and deferred tax assets	8	7
Total assets	1,016	965

Trade accounts payable	–24	–23
Financial liabilities	–1	–1
Current and deferred tax liabilities	–153	–153
Provisions and other non-financial liabilities	–38	–34
Deferred revenue	–135	–132
Total liabilities	–351	–343

Total identifiable net assets	665	622

Recognized Goodwill	2,215	2,095

Material Acquisitions After the Close of the Reporting Period

SAP acquired Ariba, Inc. (Nasdaq: ARBA), a leading cloud-based business network on October 1, 2012 after all regulatory evaluations and approvals were received. The acquisition will combine Ariba’s buyer-seller collaboration network with SAP’s broad customer base and business process expertise to create new models for business-to-business collaboration in the cloud. In this agreement, SAP offered US$45.00 per share in cash, without interest and less any applicable withholding of taxes.

The initial accounting for the business combination was incomplete at the time the financial statements were authorized for issue. Based on provisional estimates (pending receipt of the final valuations of the amounts), we expect the following:

•	A total consideration transferred of approximately €3.5 billion which is all in cash, thereof €2.4 billion financed by a loan

•	Acquired identifiable assets to be recognized of approximately €1.3 billion to €1.5 billion, including identifiable intangible assets of approx. €0.9 billion and cash of around €176 million

•	Assumed liabilities to be recognized of €0.2 billion to €0.3 billion

•	No significant assumed contingent liabilities to be recognized

•	Goodwill arising from the acquisition of €2.2 billion to €2.4 billion

•	Acquisition-related costs (to be included in general and administrative expenses in our income statements) of approximately €15 million.

The gross contractual amount of the trade receivables acquired is €70 million. The contractual cash flows not expected to be collected have not yet been estimated.

INTERIM REPORT JANUARY – SEPTEMBER 2012	35

(5) Employee Benefits Expense and Headcount

Employee benefits expense comprises the following:

Employee Benefits Expense

€ millions	Q3 2012	1/1-9/30/2012	Q3 2011	1/1-9/30/2011
Salaries	1,424	4,105	1,189	3,536
Social security expense	190	576	144	473
Share-based payment expense	152	333	–17	66
Pension expense	46	147	43	139
Termination benefits	10	53	13	41
Employee-related restructuring expenses	1	5	0	0
Employee Benefits Expense	1,822	5,218	1,372	4,255

We acquired SuccessFactors on February 21, 2012. As a result, the acquisition-related expense is only included in the data for 2012 as of the acquisition date – and not in the data for the previous year.

On September 30, 2012, the breakdown of our full-time equivalent employee numbers by function in SAP and by region was as shown in the table below. The increase in headcount in the SAP Group to 61,344 includes 2,042 employees from additions from business combinations (especially SuccessFactors) in the first nine months of 2012.

Number of Employees (in Full-Time Equivalents)

	September 30, 2012				September 30, 2011
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Software and software-related services	4,432	2,300	3,237	9,969	4,006	2,061	2,693	8,760
Professional services and other services	6,821	4,044	2,646	13,511	6,819	3,858	2,356	13,033
Research and development	8,902	3,453	5,140	17,495	8,645	3,124	4,038	15,807
Sales and marketing	5,560	5,630	2,867	14,057	4,669	4,357	2,282	11,308
General and administration	2,160	1,224	622	4,006	2,023	1,091	536	3,650
Infrastructure	1,252	772	282	2,306	1,166	615	250	2,031
SAP Group (September 30)	29,127	17,423	14,794	61,344	27,328	15,106	12,155	54,589

SAP Group (average first nine months)	28,765	17,131	14,175	60,071	27,187	14,918	11,907	54,012

36	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

The allocations of expenses for share-based payments to the various expense items are as follows:

Share-Based Payments

€ millions	Q3 2012	1/1-9/30/2012	Q3 2011	1/1-9/30/2011
Cost of software and software-related services	15	33	–2	5
Cost of professional services and other services	34	83	–2	12
Research and development	38	82	–9	16
Sales and marketing	37	82	–6	14
General and administration	28	53	2	19
Share-based payments	152	333	–17	66

The increase in share-based payments is mainly due to the new share-based payment plans (see Note (14)) and the rise in SAP stock in the first nine months of 2012.

(6) Income Tax

In the third quarter and the first nine months of 2012, income taxes and the effective tax rate, each compared with the third quarter and the first nine months of 2011, were as follows:

Income Taxes

€ millions, unless stated otherwise	Q3 2012	1/1 - 9/30/2012	Q3 2011	1/1 - 9/30/2011
Profit before income tax	822	2,295	1,757	3,145
Income tax expense	–204	–572	–505	–902
Effective tax rate in %	24.8	24.9	28.7	28.7

(7) Earnings per Share

Earnings per Share

€ millions, unless otherwise stated	Q3 2012	1/1-9/30/2012	Q3 2011	1/1-9/30/2011
Profit attributable to owners of parent	618	1,723	1,251	2,241
Issued ordinary shares	1,228	1,228	1,228	1,227
Effect of treasury shares	–36	–37	–38	–38
Weighted average number of shares in millions – basic	1,192	1,191	1,190	1,189
Dilutive effect of convertible bonds in millions	0	0	0	1
Dilutive effect of free-matching shares in millions	1	1	0	0
Weighted average number of shares in millions – diluted	1,193	1,192	1,190	1,190

Basic earnings per share in €, attributable to owners of parent	0.52	1.45	1.05	1.88
Diluted earnings per share in €, attributable to owners of parent	0.52	1.45	1.05	1.88

Earnings per share was positively impacted by €0.38 in third quarter of 2011 (€0.37 in the first nine months of 2011), as a result of the discontinued TomorrowNow activities. In the current fiscal year, however, the discontinued TomorrowNow activities had no material effect on the earnings per share.

INTERIM REPORT JANUARY – SEPTEMBER 2012	37

(8) Other Financial Assets

Other financial assets comprise:

Other Financial Assets

	September 30, 2012
€ millions	Current	Non-Current	Total
Loans and other financial receivables	37	345	382
Debt investments	0	0	0
Equity investments	0	204	204
Available-for-sale financial assets	0	204	204
Derivatives	144	1	145
Investments in associates	0	46	46
Total	181	596	777

	December 31, 2011
€ millions	Current	Non-Current	Total
Loans and other financial receivables	269	313	582
Debt investments	400	0	400
Equity investments	0	161	161
Available-for-sale financial assets	400	161	561
Derivatives	148	17	165
Investments in associates	0	47	47
Total	817	538	1,355

(9) Trade and Other Receivables

Trade and other receivables comprise:

Trade and Other Receivables

	September 30, 2012
€ millions	Current	Non-Current	Total
Trade receivables, net	2,922	0	2,922
Other receivables	40	88	128
Total	2,962	88	3,050

	December 31, 2011
€ millions	Current	Non-Current	Total
Trade receivables, net	3,431	0	3,431
Other receivables	62	84	146
Total	3,493	84	3,577

The carrying amounts of our trade receivables and related allowances were as follows:

Carrying Amounts of Trade Receivables

€ millions	September 30, 2012	December 31, 2011
Gross carrying amount	3,075	3,566
Sales allowances charged to revenue	–114	–94
Allowance for doubtful accounts charged to expense	–39	–41
Carrying amount trade receivables, net	2,922	3,431

38	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

(10) Financial Liabilities

Financial liabilities comprise:

Financial Liabilities

	September 30, 2012
€ millions	Current	Non-Current	Total
Bank loans	1,000	0	1,000
Private placement transactions	0	1,050	1,050
Bonds	599	997	1,596
Other financial liabilities	209	72	281
Financial liabilities	1,808	2,119	3,927

	December 31, 2011
€ millions	Current	Non-Current	Total
Bank loans	101	1	102
Private placement transactions	423	1,237	1,660
Bonds	600	1,595	2,195
Other financial liabilities	207	92	299
Financial liabilities	1,331	2,925	4,256

(11) Total Equity

Issued Shares

As at September 30, 2012, SAP AG had 1,228,339,598 no-par issued shares (December 31, 2011: 1,228,083,382) issued with a calculated nominal value of €1 per share.

In the first nine months of 2012, the number of issued shares increased by 256,216 shares, thereof none shares in the third quarter of 2012 (first nine months of 2011: 831,268; Q3 2011: 5,200) resulting from the exercise of awards granted under certain share-based payment programs.

Treasury Shares

On September 30, 2012, we held 36 million treasury shares, representing €36 million or 2.97% of capital stock.

In the first nine months of 2012, we acquired 1.1 million shares (Q3 2012: 0 million) for treasury at an average price of approximately €48.14 per share and disposed of 2.4 million shares (Q3 2012: 0.1 million) with a purchase price of approximately €36.65 (Q3 2012: €36.80) per share.

In the first nine months of 2011, we acquired 3.6 million shares (Q3 2011: 0 million) for treasury at an average price of approximately €43.84 per share and disposed of 4.8 million shares (Q3 2011: 0.2 million) with a purchase price of approximately €35.56 (Q3 2011: €36.05) per share.

Share purchases and share sales in 2012 and 2011 were in connection with our share-based payment plans, which are described in Note (28) in the Annual Report for 2011.

Other Comprehensive Income

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the third quarter:

€ millions	Q3 2012	Q3 2011
Gains (losses) on exchange differences on translation	–112	97
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	–112	97
Gains (losses) on remeasuring available–for–sale financial assets	–15	–8
Reclassification adjustments on available–for–sale financial assets	0	0
Available-for-sale financial assets	–15	–8
Gains (losses) on cash flow hedges	0	–18
Reclassification adjustments on cash flow hedges	20	5
Cash flow hedges	20	–13

The component of other comprehensive income before tax that will be reclassified to profit or loss in the future includes the following items for the first nine months:

€ millions	1/1- 9/30/2012	1/1- 9/30/2011
Gains (losses) on exchange differences on translation	59	–71
Reclassification adjustments on exchange differences on translation	0	0
Exchange differences on translation	59	–71
Gains (losses) on remeasuring available–for–sale financial assets	17	3
Reclassification adjustments on available–for–sale financial assets	1	0
Available-for-sale financial assets	18	3
Gains (losses) on cash flow hedges	–12	1
Reclassification adjustments on cash flow hedges	38	14
Cash flow hedges	26	15

INTERIM REPORT JANUARY – SEPTEMBER 2012	39

(12) Contingent Liabilities

For a detailed description of our contingent liabilities, see our 2011 Annual Report, Notes to the Consolidated Financial Statements section, Note (23). There have been no significant changes in contingent liabilities since December 31, 2011.

For information about contingent liabilities related to litigation, see Note (13).

(13) Litigation and Claims

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business, including proceedings and claims that relate to companies we have acquired, and claims that relate to customers demanding indemnification for proceedings initiated against them based on their use of SAP software. We will continue to vigorously defend against all claims and lawsuits against us. We record a provision for such matters when it is probable that we have a present obligation that results from a past event, is reliably estimable, and the settlement of which is probable to require an outflow of resources embodying economic benefits. For the TomorrowNow litigation, we have recorded a provision of US$306 million (US$272 million as at December 31, 2011, US$1.3 billion as at December 31, 2010). We currently believe that resolving all other claims and lawsuits against us, individually or in the aggregate, did not and will not have a material adverse effect on our business, financial position, profit, or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP.

However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. We cannot reliably estimate the maximum possible loss in case of an unfavorable outcome.

For a description of the development of the provisions recorded for litigation, see our Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (19b).

Among the claims and lawsuits are the following:

Intellectual Property Litigation

In January 2007, German-based CSB-Systems AG (CSB) instituted legal proceedings in Germany against SAP. CSB alleges that SAP’s products infringe one or more of the claims of a German patent and a German utility model held by CSB. In its complaint, CSB has set the amount in dispute at €1 million and is seeking permanent injunctive relief. Within these proceedings CSB is not precluded from requesting damages in excess of the amount in dispute. In July 2007, SAP filed its response in the legal proceedings including a nullity action and cancelation proceeding against the patent and utility model, respectively. The nullity hearing on the German patent was held in January 2009 and the German court determined that the patent is invalid. On appeal in June 2011, the Federal Supreme Court also concluded the patent was invalid. The cancelation hearing for the utility model was held in May 2009 and the court determined that the utility model was invalid. CSB is appealing the invalidity determination of the utility model, however, the infringement hearing has been stayed pending the appeals.

In May 2010, CSB-Systems International, Inc. (CSB) instituted legal proceedings in the United States against SAP. CSB alleges that SAP’s products infringe one or more of the claims in one patent held by CSB. In its complaint, CSB seeks unspecified monetary damages and permanent injunctive relief. As set forth in CSB’ expert report, CSB is now claiming nearly US$300 million in past damages. The trial has been postponed pending settlement discussions.

In March 2007, United States-based Oracle Corporation and certain of its subsidiaries (Oracle) instituted legal proceedings in the United States against TomorrowNow, Inc., its parent company SAP America, Inc. and SAP America’s parent company SAP AG (SAP). Oracle filed several amended complaints between 2007 and 2009. As amended, the lawsuit alleges copyright infringement, violations of the Federal Computer Fraud and Abuse Act and the California Computer Data Access and Fraud Act, unfair competition, intentional and negligent interference with prospective economic advantage, and civil conspiracy. The lawsuit alleges that SAP unlawfully copied and misappropriated proprietary, copyrighted software products and other confidential materials developed by Oracle to service its own customers. The lawsuit seeks injunctive relief and monetary damages, including punitive damages, alleged by Oracle to be in the billions of U.S. dollars.

40	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

The trial was held in November 2010. Prior to trial, SAP AG, SAP America and TomorrowNow stipulated to liability for certain claims, and SAP agreed to pay Oracle US$120 million for attorneys’ fees. After the trial, the jury returned a damages verdict of US$1.3 billion. The judgment which was issued on February 3, 2011, additionally provided for prejudgment interest of US$15 million. The judgment amount is also subject to post-judgment interest, which accrues from the time judgment is entered.

The jury based its verdict on the theory of a hypothetical license, that is, the value of what TomorrowNow would have paid if it had negotiated with Oracle a license for the copyrights infringed by TomorrowNow. Before and during the course of the trial, various damages amounts had been presented by the parties to the litigation. They included the following:

a) Before the trial, Oracle had requested damages in excess of US$3.5 billion based on alleged “saved acquisition costs”; the court dismissed that damage claim based on a pretrial motion, but Oracle has the right to appeal that dismissal.

b) During the trial, Oracle’s damages experts presented an amount of US$408 million based on lost profits and disgorgement of infringer’s profit.

c) During the trial, members of Oracle management presented, as part of their testimonies, amounts of up to US$5 billion. Oracle’s damages expert presented a damages estimate of “at least” US$1.655 billion under a hypothetical license theory. Oracle’s counsel asked the jury to award “somewhere between US$1.65 and US$3 billion.”

d) During the trial, the damages expert for TomorrowNow and SAP presented an amount of US$28 million based on lost profits and infringer’s profits or, alternatively, US$40.6 million based on a hypothetical license theory. Counsel for SAP and TomorrowNow asked the jury to award US$28 million.

We believed both before and during the trial and continue to believe that the hypothetical license theory is not an appropriate basis for calculating the damages. Instead, we believe that damages should be based on lost profits and infringer’s profits. As such, SAP filed post-trial motions asking the judge to overturn the judgment. A hearing on the post-trial motions was held in July 2011. On September 1, 2011, the trial judge issued an order which set aside the jury verdict and vacated that part of the judgment awarding US$1.3 billion in damages. The trial judge also gave Oracle the choice of accepting reduced damages of US$272 million or having a new trial based on lost profits and infringer’s profits. Oracle filed a motion seeking an early appeal from the ruling vacating the jury’s damages award, which was denied by the judge. Consequently, Oracle elected to proceed with a new trial. In lieu of a new trial, the parties stipulated to a judgment of US$306 million while each preserving all rights for appeal. Both parties have filed their respective notice of appeal. Although the specific issues to be appealed have not yet been finalized, in the event Oracle wins on appeal, it is possible SAP will have to pay more than US$306 million. While we cannot reasonably predict all possible outcomes, one possible outcome could be that SAP may have to pay US$1.3 billion if Oracle were to appeal the district court’s order vacating the US$1.3 billion judgment and prevail. Another possible outcome could be a new trial based on the “saved acquisition costs” damages theory in the event Oracle were to appeal the district court’s decision and prevail.

Additionally, in June 2007, SAP became aware that the United States Department of Justice (U.S. DOJ) had opened an investigation concerning related issues and had issued subpoenas to SAP and TomorrowNow. The DOJ investigation has been resolved by way of a plea agreement which includes TomorrowNow pleading guilty to 11 counts of violations of the Computer Fraud and Abuse Act, one count of criminal copyright infringement, the payment of a US$20 million fine and three years probation. No charges were brought against SAP AG or subsidiaries thereof other than TomorrowNow.

In April 2007, United States-based Versata Software, Inc. (formerly Trilogy Software, Inc.) (Versata) instituted legal proceedings in the United States against SAP. Versata alleges that SAP’s products infringe one or more of the claims in each of five patents held by Versata. In its complaint, Versata seeks unspecified monetary damages and permanent injunctive relief. The first trial was held in August 2009. The jury returned a verdict in favor of Versata and awarded Versata US$138.6 million for past damages. In January 2011, the court vacated the jury’s damages award and ordered a new trial on damages. The re-trial was held in May 2011. The jury returned a verdict in favor of Versata and awarded Versata US$345 million for past damages. In September 2011, the judge denied SAP’s post-trial motions with the exception of reducing the damages verdict by US$16 million to approximately US$329 million. The judge also ordered approximately US$60 million in pre-judgment interest. Additionally, the judge granted Versata’s request for a broad injunction which prohibits SAP from 1) selling products in the United States with the infringing functionality, 2) providing maintenance to or accepting maintenance revenue from existing customers in the United States until such customers disable the infringing functionality and verify such

INTERIM REPORT JANUARY – SEPTEMBER 2012	41

disablement, and 3) licensing additional users to existing customers in the United States until such customers disable the infringing functionality and verify such disablement. Finally, the judge stayed the injunction pending the outcome of an appeal. Both parties are appealing and the appeal briefs have been filed. Additionally, SAP has filed a petition with the USPTO challenging the validity of the asserted Versata patent.

In August 2007, United States-based elcommerce.com, Inc. (elcommerce) instituted legal proceedings in the United States against SAP. elcommerce alleges that SAP’s products infringe one or more of the claims in one patent held by elcommerce. In its complaint, elcommerce seeks unspecified monetary damages and permanent injunctive relief. The court in East Texas granted SAP’s request to transfer the litigation from East Texas to Pennsylvania. Subsequent to the Markman ruling by the court, the parties agreed to the entry of final judgment regarding non-infringement by SAP. elcommerce has appealed the court’s Markman ruling. The hearing for the appeal was held in May 2012.

In February 2010, United States-based TecSec, Inc. (TecSec) instituted legal proceedings in the United States against SAP, Sybase, IBM and many other defendants. TecSec alleges that SAP’s products infringe one or more of the claims in five patents held by TecSec. In its complaint, TecSec seeks unspecified monetary damages and permanent injunctive relief. The trial has not yet been scheduled. The legal proceedings have been stayed against all defendants pending the outcome of an appeal by TecSec regarding the court’s determination that IBM does not infringe the patents. SAP, along with the other defendants, is now appealing.

In April 2010, SAP instituted legal proceedings (a Declaratory Judgment action) in the United States against Wellogix, Inc. and Wellogix Technology Licensing, LLC (Wellogix). The lawsuit seeks a declaratory judgment that five patents owned by Wellogix are invalid and/or not infringed by SAP. The trial has not yet been scheduled. The legal proceedings have been stayed pending the outcome of re-examinations filed with the U.S. Patent and Trademark Office.

Other Litigation

In April 2008, South African-based Systems Applications Consultants (PTY) Limited (Securinfo) instituted legal proceedings in South Africa against SAP. Securinfo alleges that SAP has caused one of its subsidiaries to breach a software distribution agreement with Securinfo. In its complaint, Securinfo seeks damages of approximately €610 million plus interest. In September 2009, SAP filed a motion to dismiss which was rejected. A trial date which was scheduled for June 2011 has been postponed. No new trial date has been scheduled yet.

We are subject to ongoing audits by domestic and foreign tax authorities. Along with many other companies operating in Brazil, we are involved in various proceedings with Brazilian authorities regarding assessments and litigation matters on non-income taxes on intercompany royalty payments and intercompany services. The total potential amount related to these matters for all applicable years is approximately €87 million. We have not recorded a provision for these matters, as we believe that we will prevail on these matters.

For income-tax risk-related litigation see our Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (11).

(14) Share-Based Payment Plans

For a detailed description of our share-based payment plans, see our 2011 Annual Report, Notes to the Consolidated Financial Statements section, Note (28), or our Annual Report 2011 on Form 20-F.

The outstanding equity-settled bonus shares under SMP programs entitle their holders to the following numbers of shares:

Outstanding Restricted Shares

Number in thousands	September 30, 2012	December 31, 2011
Share Matching Plan 2010 (Bonus shares)	507	532
Share Matching Plan 2011 (Bonus shares)	457	473
Share Matching Plan 2012 (Bonus shares)	2,940	0

EPP and LTI Plan 2015

In the first quarter of 2012, SAP implemented two new share-based payment plans: an Employee Participation Plan (EPP) 2015 for employees and a Long Term Incentive (LTI) Plan 2015 for Executive Board members. The two new plans are designed to reward participants for their contribution to achieving the Company’s ambitious 2015 goals.

The plans are focused on SAP’s share price and on targets derived from the Company’s 2015 strategy. They award virtual shares, called restricted share

42	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

units (RSUs), to participants. Participants are paid out in cash based on the number of RSUs that vest.

Starting in 2012, the RSUs will be awarded and allocated at the beginning of each year through 2015, with EPP 2015 RSUs subject to annual Executive Board approval. The RSU allocation process will take place at the beginning of each year based on SAP’s share price after the publication of its preliminary annual results.

At the end of the given year, RSUs will be finally allocated. The number of RSUs that participants actually receive depends on SAP’s actual performance for the given year, and might be higher or lower than the number of RSUs originally allocated. The performance is based on SAP’s objectives set forth at the beginning of the plan. These objectives are closely linked to SAP’s 2015 goals, and include two key performance indicators (KPIs): non-IFRS total revenue and non-IFRS operating profit.

If both KPIs achieve at least a defined 80% threshold, RSUs vest. Depending on performance, the vesting can reach a maximum of 150% of the budgeted amount. If one or both of those KPIs do not achieve the defined threshold of 80%, no RSUs vest and RSUs awarded for that year will be forfeited.

Under the EPP 2015, the RSUs are paid out in the first quarter of the year after the one-year measurement period, whereas the RSUs for members of the Executive Board under the LTI Plan 2015 are subject to a three-year-holding period before payout, which then occurs in 2016.

The plans include a “look-back” provision, due to the fact that they are based on reaching the goals in 2015. If the overall achievement in 2015 is higher or lower than represented by the number of RSUs vested from 2012 to 2014, the number of RSUs awarded in 2015 can increase or decrease accordingly. However, RSUs that were already fully vested in prior years cannot be forfeited.

The final financial effect of the EPP 2015 and the LTI Plan 2015 will depend on the number of vested RSUs actually to be paid out in cash and the SAP share price, and thus may be significantly above or below the budgeted amounts. Due to the IFRS accounting rules, the Company will record in 2012 almost all the expense relating to the 2012 portion of the EPP plan and the majority of the total LTI plan expense. However, the actual amount may be significantly higher or lower than the Company’s estimate, and depends on the actual share price movement as well as the achievement of the financial KPIs.

SuccessFactors 2012 RSU Plan

In connection with the SuccessFactors-acquisition (see Note 4), each unvested RSU and share of restricted stock that was unvested immediately prior to the closing of the SuccessFactors acquisition remains subject to its vesting terms prior to the tender offer and will be cashed out at US$40 per RSU and restricted share held at vesting time (SAP’s purchase price of SuccessFactors shares at acquisition).

In the second quarter of 2012, we issued the following share-based payment plans to our employees:

Share Matching Plan 2012 (SMP 2012)

Under the SMP 2012, SAP offered its employees the opportunity to purchase SAP AG shares at a discount of 40%. The number of SAP shares an eligible employee was able to purchase was limited to a percentage of the employee’s annual base salary. After a holding period of three years, the employees receive five SAP shares free of charge for every three shares held. Four of the five bonus shares are to mark SAP’s 40th anniversary in 2012. The terms for the members of the senior leadership team (SLT) are different as they do not receive a discount. The participants purchased 1.9 million SAP shares in aggregate at a discounted share price of €28.94. The discount of €34.2 million was expensed immediately. The fair value of the right to a bonus share was estimated at grant date (June 6, 2012) at €42.54 per share, using a risk-free interest rate of 0.12%, a dividend yield of 2.13%, and an expected life of three years.

Stock Option Plan 2012 (SOP 2012)

Under the Stock Option Plan 2012 (SOP 2012), we granted 8.3 million cash-based virtual stock options to members of the SLT and to SAP’s Top Rewards (top talents and top performers).

The vesting period is three years and the contractual term of the program is six years. The exercise price is €49.28 and the fair value at grant date was €8.16.

(15) Other Financial Instruments

A detailed overview of our other financial instruments, financial risk factors, and the management of financial risks are presented in Notes (25) to (27) to our Consolidated Financial Statements for 2011, which are included in our 2011 Annual Report and our Annual Report 2011 on Form 20-F.

INTERIM REPORT JANUARY – SEPTEMBER 2012	43

There have been no significant changes with regards to our financial risk management since December 31, 2011, except for the following:

•	Due to the current market environment we have changed our minimum rating requirement for financial investments from A- to BBB.

•

In preparation for the acquisition of Ariba, we entered into foreign currency forward contracts that were contingent upon the closure of the acquisition. These deal contingent forward contracts served to fix the EUR-counter-value of the USD-purchase price in order to protect our EUR-based liquidity position from EUR/USD-fluctuations in an uncertain market environment. With the solution of all acquisition contingencies at the end of the third quarter 2012 our entire hedging instruments took effect leading to expenses of €87 million (first nine months of 2012: €103 million) in Other non-operating income/expense, net.

(16) Segment and Geographic Information

General Information

Following SAP’s increased focus on the cloud business, in the third quarter 2012 we changed both the structure of the components that the SAP management uses to make decisions about operating matters, and the main profit measure used for the purposes of allocating resources to these components and measuring their performance. The segment information for earlier periods has been restated to conform with these changes.

Our internal reporting system produces reports in which business activities are presented in a variety of ways, for example, by line of business, geography, and areas of responsibility of the individual Board members (Board areas). Based on these reports, the Executive Board, which is responsible for assessing the performance of various company components and making resource allocation decisions as our Chief Operating Decision Maker (CODM), evaluates business activities in a number of different ways.

The most important factors we use to identify reportable segments are distinctions among our product and service offerings, notably:

•	Between divisions, the software delivery model (software to be installed on the customer’s hardware, as distinct from software for delivery in the cloud)

•	Within the On Premise division, the types of service offered

•	Within the Cloud division, the fields in which the cloud applications are used.

SAP has two divisions – ‘On Premise’ and ‘Cloud’ which are further divided into operating segments. Our On Premise division is comprised of two operating segments: ‘On Premise Products’ and ‘On Premise Services’. In the third quarter 2012, our Cloud division was comprised of one operating segment: ‘Cloud Applications’. Following the acquisition of Ariba we intend to establish a second operating segment in the Cloud Division, mainly consisting of the acquired Ariba business. The operations of Crossgate, which we acquired in 2011, will immediately become part of that segment after we have acquired Ariba in October 2012. For this reason, Crossgate results are not included in the present segments but are presented in a reconciliation of segment revenue and profits totals to the related numbers in the Consolidated Income Statement. All operating segments are reportable segments.

The On Premise division derives its revenues primarily from the sale of on premise software (i.e. software designed for use on hardware on the customer’s premises) and mobile software (i.e, software designed for use on mobile devices) and services relating to such software. Within the On Premise division, the ‘On Premise Products’ segment is primarily engaged in marketing and licensing our on premise and mobile software products and providing support services for these software products. The ‘On Premise Services’ segment primarily performs various professional services, mainly implementation services of our software products and educational services on the use of our software products

The Cloud division derives its revenues primarily from the sale of cloud software (i.e. software designed for delivery through the Cloud) and services relating to such software (including support services, professional services, educational services). Within the Cloud division the ‘Cloud Applications’ segment is primarily engaged in marketing and selling subscriptions to the cloud software offerings developed by SAP and SuccessFactors.

44	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

Information about Profit or Loss, Assets and Liabilities

Reportable Segment Revenue and Profit or Loss

	On Premise Division			Cloud Division		Total
€ millions	On Premise Products	On Premise Services	Division Total	Cloud Applications	Division Total
Q3 2012
External revenue	3,129	736	3,865	101	101	3,966
Cost of revenue	–497	–555	–1,052	–49	–49	–1,101
Gross Profit	2,632	181	2,813	52	52	2,865
Cost of Sales and Marketing	–846	0	–846	–69	–69	–915
Reportable Segment profit/loss	1,786	181	1,967	–17	–17	1,950

Q3 2011
External revenue	2,688	716	3,404	6	6	3,410
Cost of revenue	–429	–531	–960	–18	–18	–978
Gross Profit	2,259	185	2,444	–12	–12	2,432
Cost of Sales and Marketing	–694	0	–694	–7	–7	–701
Reportable Segment profit/loss	1,565	185	1,750	–19	–19	1,731

1/1/-9/30/2012
External revenue	8,788	2,210	10,999	231	231	11,230
Cost of revenue	–1,400	–1,729	–3,129	–122	–122	–3,251
Gross Profit	7,389	481	7,870	109	109	7,979
Cost of Sales and Marketing	–2,440	0	–2,440	–164	–164	–2,604
Reportable Segment profit/loss	4,949	481	5,430	–55	–55	5,375

1/1/-9/30/2011
External revenue	7,610	2,129	9,739	20	20	9,759
Cost of revenue	–1,247	–1,634	–2,881	–51	–51	–2,932
Gross Profit	6,363	495	6,858	–31	–31	6,827
Cost of Sales and Marketing	–2,022	0	–2,022	–21	–21	–2,043
Reportable Segment profit/loss	4,341	495	4,836	–52	–52	4,784

Our management reporting system reports our intersegment services as cost reductions and does not track them as internal revenue. Intersegment services mainly represent utilization of human resources of one segment by another segment on a project-by-project basis. Intersegment services are charged based on internal cost rates including certain indirect overhead costs but without profit margin.

Most of our depreciation and amortization expense affecting reportable segment profits is allocated to the segments as part of broader infrastructure allocations and thus not tracked separately on the level of the operating segments. Depreciation and amortization expense directly allocated to the reportable segments is immaterial in all reportable segments presented.

Segment asset/liability information is not regularly provided to our CODM.

Measurement

The accounting policies applied in the measurements of the reportable segments’ revenues and profits differ from IFRS accounting principles described in Note (3) as follows:

•

The measurements of the reportable segments’ revenues and profits generally attributes revenue to the segment based on the nature of the business regardless of revenue classification in our income statement. Thus, for example, the Cloud Applications segment’s revenue may include certain amounts classified as software

INTERIM REPORT JANUARY – SEPTEMBER 2012	45

revenue in our Consolidated Income Statements.

•

The measurements of the reportable segments’ profits excludes share-based compensation expenses, and restructuring costs as well as research and development expense and general and administration expense at segment level.

•

The measurements of the reportable segments’ revenues and profits include the recurring revenue that would have been reflected by acquired entities had it remained a stand-alone entity but which are not reflected as revenue under IFRS as a result of purchase accounting for customer contracts in effect at the time of an acquisition.

•	The measurements of the reportable segments’ profits exclude the following acquisition-related charges:

•	Amortization expense/impairment charges of intangibles acquired in business combinations and certain stand-alone acquisitions of intellectual property

•	Expenses from purchased in-process research and development

•	Restructuring expenses and settlements of pre-existing relationships

•	Acquisition-related third-party costs that are required to be expensed

•

The measurements of the reportable segments’ profits exclude results of the discontinued operations that qualify as such under IFRS in all respects except that they do not represent a major line of business. For all periods presented this relates exclusively to the operations of TomorrowNow.

Reconciliation of Revenues and Segment Results

€ millions	Q3 2012	1/1/- 9/30/2012	Q3 2011	1/1/- 9/30/2011
Total revenues for reportable segments	3,966	11,230	3,410	9,759
Adjustment recurring revenues	–18	–43	–1	–26
External revenue from unallocated acquisitions	4	13	0	0
Total revenue	3,952	11,200	3,409	9,733

Total profit for reportable segments	1,950	5,375	1,731	4,784
Adjustment recurring revenues	–18	–43	–1	–26
Research and development expense	–518	–1,541	–440	–1,366
General and administration expense	–188	–579	–163	–492
Other operating income/expense, net	0	1	3	3
Restructuring	–4	–8	–1	–2
Share-based payment expense	–152	–333	17	–66
TomorrowNow litigation / Loss from discontinued operations	–7	–1	723	711
Acquisition-related charges	–137	–387	–110	–333
Operating profit from unallocated acquisitions which are not included in other line items	–5	–11	0	0
Operating profit	921	2,473	1,759	3,213
Other non-operating income/expense, net	–92	–145	0	–34
Finance income, net	–7	–33	–2	–34
Profit before tax	822	2,295	1,757	3,145

The research and development expense presented in the reconciliation differs from the corrersponding expense in the consolidated income statement because share-based payments, restructuring expenses, and acquisition-related expenses are presented as separate items in the reconciliation.

46	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

Geographic Information

The tables below show the breakdown of software revenue by location of negotiation and by customer location. These presentations reflect the fact that in some cases, software contracts are negotiated and the customer’s buying decision is made in one country but an affiliated legal entity of the same customer in another country serves as the contracting party. A revenue-by-region reporting based on the customer location attributes the revenue to the home country of the contracting legal entity. SAP believes that the location of the contract negotiation provides more useful insight into where the revenue was earned. Since the second quarter of 2012, we have therefore reported software revenue both by customer location and by location of negotiation. Between these two views, the attribution of software revenues to the different geographies only differs for transactions where, based on objective evidence, all contract negotiations were performed in a country other than the domicile of the legal entity contracting on the customer’s behalf. Under both views, the software revenue from a given contract is always attributed to one geography, that is, revenues are not split between geographies.

Software Revenue by Region

By places where contracts were negotiated

€ millions	Q3 2012	1/1/- 9/30/2012	Q3 2011	1/1/- 9/30/2011
EMEA	374	1,069	376	987
Americas	458	1,131	334	909
APJ	194	522	165	432
SAP Group	1,026	2,722	875	2,328

By customer location

€ millions	Q3 2012	1/1/- 9/30/2012	Q3 2011	1/1/- 9/30/2011
EMEA	373	1,105	377	988
Americas	459	1,090	333	907
APJ	194	527	165	432
SAP Group	1,026	2,722	875	2,328

Software and Software-Related Service Revenue by Sales Destination

€ millions	Q3 2012	1/1/- 9/30/2012	Q3 2011	1/1/- 9/30/2011
Germany	438	1,245	420	1,148
Rest of EMEA	957	2,845	897	2,544
Total EMEA	1,395	4,090	1,316	3,691
United States	921	2,456	680	1,975
Rest of Americas	326	872	258	709
Total Americas	1,247	3,328	938	2,684
Japan	174	489	137	398
Rest of APJ	377	1,030	300	825
Total APJ	552	1,519	437	1,222
SAP Group	3,194	8,937	2,691	7,597

Revenue by Sales Destination

€ millions	Q3 2012	1/1/- 9/30/2012	Q3 2011	1/1/- 9/30/2011
Germany	575	1,666	577	1,617
Rest of EMEA	1,142	3,433	1,086	3,143
EMEA	1,716	5,099	1,663	4,760
United States	1,152	3,151	888	2,591
Rest of Americas	423	1,138	334	930
Americas	1,575	4,289	1,222	3,521
Japan	197	557	158	450
Rest of APJ	463	1,254	366	1,003
APJ	661	1,812	524	1,453
SAP Group	3,952	11,200	3,409	9,733

INTERIM REPORT JANUARY – SEPTEMBER 2012	47

(17) Related Party Transactions

Certain Executive Board and Supervisory Board members of SAP AG currently hold (or have held within the last year) positions of significant responsibility with other entities (see the SAP Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (30)). We have relationships with certain of these entities in the ordinary course of business whereby we buy and sell a wide variety of services and products at prices believed to be consistent with those negotiated at arm’s length between unrelated parties.

During the reporting period we had no related party transactions that had a material effect on our business, financial position, or results in the reporting period.

For further information on related party transactions, see the SAP Annual Report 2011, Notes to the Consolidated Financial Statements section, Note (31).

(18) Subsequent Events

On October 1, 2012, we successfully completed the acquisition of Ariba after all regulatory evaluations and approvals were received. The payment of the purchase price for Ariba was financed out of existing excess cash and the initial drawdown of a €2.4 billion term loan provided by six banks. Bob Calderoni, former CEO of Ariba, was appointed to the SAP Global Managing Board on October 10, 2012. For more information, see note (4) in the Notes to the Interim Financial Statements.

Release of the Interim Financial Statements

The SAP Chief Financial Officer on behalf of the Executive Board approved these Consolidated Interim Financial Statements for the third quarter of 2012 on October 23, 2012, for submission to the Audit Committee of the Supervisory Board and for subsequent issuance.

48	CONSOLIDATED INTERIM FINANCIAL STATEMENTS - IFRS

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended September 30
€ millions, unless otherwise stated	2012					2011			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	1,026	0	1,026	–45	981	875	0	875	17	17	12
Support	2,105	1	2,106	–108	1,998	1,812	1	1,813	16	16	10
Cloud subscriptions and support	63	17	80	–8	72	4	0	4	1,475	1,900	1,700
Software and software-related service revenue	3,194	18	3,212	–161	3,051	2,691	1	2,692	19	19	13
Consulting	616	0	616	–35	581	578	0	578	7	7	1
Other services	142	0	142	–6	136	140	0	140	1	1	–3
Professional services and other service revenue	758	0	758	–41	717	718	0	718	6	6	0
Total revenue	3,952	18	3,970	–202	3,768	3,409	1	3,410	16	16	10

Cost of software and software-related services	–638	106	–532			–513	70	–443	24	20
Cost of professional services and other services	–619	43	–576			–537	3	–534	15	8
Total cost of revenue	–1,257	149	–1,108			–1,050	73	–977	20	13
Gross profit	2,695	167	2,862			2,359	74	2,433	14	18
Research and development	–547	29	–518			–436	–4	–440	25	18
Sales and marketing	–984	67	–917			–721	19	–702	36	31
General and administration	–232	44	–188			–168	5	–163	38	15
Restructuring	–4	4	0			–1	1	0	>100	0
TomorrowNow litigation	–7	7	0			723	–723	0	<-100	0
Other operating income/expense, net	0	0	0			3	0	3	–100	–100
Total operating expenses	–3,031	300	–2,731	135	–2,596	–1,650	–629	–2,279	84	20	14
Operating profit	921	318	1,239	–67	1,172	1,759	–628	1,131	–48	10	4
Other non-operating income/expense, net	–92	0	–92			0	0	0	N/A	N/A
Finance income	34	0	34			29	0	29	17	17
Finance Cost TomorrowNow litigation	0	0	0			7	–7	0	–100	0
Other finance costs	–41	0	–41			–38	0	–38	8	8
Finance costs	–41	0	–41			–31	–7	–38	32	8
Financial income, net	–7	0	–7			–2	–7	–9	>100	–22
Profit before tax	822	318	1,140			1,757	–635	1,122	–53	2
Income tax TomorrowNow litigation	2	–2	0			–276	276	0	<-100	N/A
Other income tax expense	–206	–98	–304			–229	–32	–261	–10	16
Income tax expense	–204	–100	–304			–505	244	–261	–60	16
Profit after tax	618	218	836			1,251	–391	860	–51	–3
Profit attributable to non-controlling interests	0	0	0			0	0	0	0	0
Profit attributable to owners of parent	618	218	836			1,251	–391	860	–51	–3

Key Ratios
Operating margin in %	23.3		31.2		31.1	51.6		33.2	–28.3pp	–2.0pp	–2.1pp
Effective tax rate in %	24.8		26.7			28.7		23.3	–3.9pp	3.4pp
Basic earnings per share, in €*	0.52		0.70			1.05		0.72	–50	–3

INTERIM REPORT JANUARY – SEPTEMBER 2012	49

	for the nine months ended September 30
€ millions, unless otherwise stated	2012					2011			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Revenue Numbers
Software	2,722	0	2,722	–122	2,600	2,328	0	2,328	17	17	12
Support	6,071	4	6,075	–245	5,830	5,257	26	5,283	15	15	10
Cloud subscriptions and support	144	39	183	–15	168	12	0	12	1,100	1,425	1,300
Software and software-related service revenue	8,937	43	8,980	–382	8,598	7,597	26	7,623	18	18	13
Consulting	1,830	0	1,830	–81	1,749	1,726	0	1,726	6	6	1
Other services	433	0	433	–15	418	410	0	410	6	6	2
Professional services and other service revenue	2,263	0	2,263	–96	2,167	2,136	0	2,136	6	6	1
Total revenue	11,200	43	11,243	–478	10,765	9,733	26	9,759	15	15	10

Cost of software and software-related services	–1,743	253	–1,490			–1,503	216	–1,287	16	16
Cost of professional services and other services	–1,888	108	–1,780			–1,672	28	–1,644	13	8
Total cost of revenue	–3,631	361	–3,270			–3,175	244	–2,931	14	12
Gross profit	7,569	404	7,973			6,558	270	6,828	15	17
Research and development	–1,638	97	–1,541			–1,402	36	–1,366	17	13
Sales and marketing	–2,786	177	–2,609			–2,140	96	–2,044	30	28
General and administration	–664	85	–579			–515	23	–492	29	18
Restructuring	–8	8	0			–2	2	0	>100	0
TomorrowNow litigation	–1	1	0			711	–711	0	<-100	0
Other operating income/expense, net	1	0	1			3	0	3	–67	–67
Total operating expenses	–8,727	729	–7,998	307	–7,691	–6,520	–310	–6,830	34	17	13
Operating profit	2,473	772	3,245	–171	3,074	3,213	–284	2,929	–23	11	5
Other non-operating income/expense, net	–145	0	–145			–34	0	–34	>100	>100
Finance income	86	0	86			78	0	78	10	10
Finance costs TomorrowNow litigation	–1	1	0			7	–7	0	<-100	N/A
Other finance costs	–118	0	–118			–119	0	–119	–1	–1
Finance costs	–119	1	–118			–112	–7	–119	6	–1
Financial income, net	–33	1	–32			–34	–7	–41	–3	–22
Profit before tax	2,295	773	3,068			3,145	–291	2,854	–27	7
Income tax TomorrowNow litigation	1	–1	0			–276	276	0	<-100	N/A
Other income tax expense	–573	–246	–819			–626	–136	–762	–8	7
Income tax expense	–572	–247	–819			–902	140	–762	–37	7
Profit after tax	1,723	526	2,249			2,242	–151	2,091	–23	8
Profit attributable to non-controlling interests	0	0	0			1	1	2	–100	–100
Profit attributable to owners of parent	1,723	526	2,249			2,241	–152	2,089	–23	8

Key Ratios
Operating margin in %	22.1		28.9		28.6	33.0		30.0	–10.9pp	–1.1pp	–1.4pp
Effective tax rate in %	24.9		26.7			28.7		26.7	–3.8pp	0
Basic earnings per share, in €*	1.45		1.89			1.88		1.76	–23	8

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

Due to rounding, numbers may not add up precisely.

50	SUPPLEMENTARY FINANCIAL INFORMATION

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region. Software revenue by region is based on location of negotiation whereas software and software-related service revenue by region and total revenue by region are based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue. Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	for the three months ended September 30
€ millions	2012					2011			Change in %
	IFRS	Adj.*	Non- IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non- IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	374	0	374	–6	368	376	0	376	–1	–1	–2
Americas	458	0	458	–28	430	334	0	334	37	37	29
APJ	194	0	194	–11	183	165	0	165	18	18	11
Software revenue	1,026	0	1,026	–45	981	875	0	875	17	17	12
Software and software-related service revenue by region
Germany	438	0	438	0	438	420	0	420	4	4	4
Rest of EMEA	957	0	957	–17	940	897	0	897	7	7	5
Total EMEA	1,395	0	1,395	–17	1,378	1,316	0	1,316	6	6	5
United States	921	18	939	–95	844	680	1	681	35	38	24
Rest of Americas	326	0	326	–8	318	258	0	258	26	26	23
Total Americas	1,247	18	1,265	–103	1,162	938	1	939	33	35	24
Japan	174	0	174	–16	158	137	0	137	27	27	15
Rest of APJ	377	0	377	–24	353	300	0	300	26	26	18
Total APJ	552	0	552	–41	511	437	0	437	26	26	17
Software and software-related service revenue	3,194	18	3,212	–161	3,051	2,691	1	2,692	19	19	13
Total revenue by region
Germany	575	0	575	0	575	577	0	577	0	0	0
Rest of EMEA	1,142	0	1,142	–21	1,121	1,086	0	1,086	5	5	3
Total EMEA	1,716	0	1,716	–21	1,695	1,663	0	1,663	3	3	2
United States	1,152	18	1,170	–121	1,049	888	1	889	30	32	18
Rest of Americas	423	0	423	–12	411	334	0	334	27	27	23
Total Americas	1,575	18	1,593	–133	1,460	1,222	1	1,223	29	30	19
Japan	197	0	197	–18	179	158	0	158	25	25	13
Rest of APJ	463	0	463	–29	434	366	0	366	27	27	19
Total APJ	661	0	661	–48	613	524	0	524	26	26	17
Total revenue	3,952	18	3,970	–202	3,768	3,409	1	3,410	16	16	10

INTERIM REPORT JANUARY – SEPTEMBER 2012	51

	for the nine months ended September 30
€ millions	2012					2011			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency impact**	Non-IFRS constant currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS constant currency**
Software revenue by region

EMEA	1,069	0	1,069	–13	1,056	987	0	987	8	8	7
Americas	1,131	0	1,131	–76	1,055	909	0	909	24	24	16
APJ	522	0	522	–33	489	432	0	432	21	21	13
Software revenue	2,722	0	2,722	–122	2,600	2,328	0	2,328	17	17	12
Software and software-related service revenue by region
Germany	1,245	1	1,246	–1	1,245	1,148	0	1,148	8	9	8
Rest of EMEA	2,845	1	2,846	–43	2,803	2,544	7	2,551	12	12	10
Total EMEA	4,090	2	4,092	–44	4,048	3,691	7	3,698	11	11	9
United States	2,456	41	2,497	–219	2,278	1,975	15	1,990	24	25	14
Rest of Americas	872	0	872	–12	860	709	2	711	23	23	21
Total Americas	3,328	41	3,369	–231	3,138	2,684	16	2,700	24	25	16
Japan	489	0	489	–48	441	398	1	399	23	23	11
Rest of APJ	1,030	0	1,030	–59	971	825	1	826	25	25	18
Total APJ	1,519	0	1,519	–107	1,412	1,222	2	1,224	24	24	15
Software and software-related service revenue	8,937	43	8,980	–382	8,598	7,597	26	7,623	18	18	13
Total revenue by region
Germany	1,666	1	1,667	0	1,667	1,617	0	1,617	3	3	3
Rest of EMEA	3,433	1	3,434	–52	3,382	3,143	7	3,150	9	9	7
Total EMEA	5,099	2	5,101	–52	5,049	4,760	7	4,767	7	7	6
United States	3,151	41	3,192	–281	2,911	2,591	15	2,606	22	22	12
Rest of Americas	1,138	0	1,138	–20	1,118	930	2	932	22	22	20
Total Americas	4,289	41	4,330	–300	4,030	3,521	16	3,537	22	22	14
Japan	557	0	557	–55	502	450	1	451	24	24	11
Rest of APJ	1,254	0	1,254	–70	1,184	1,003	1	1,004	25	25	18
Total APJ	1,812	0	1,812	–126	1,686	1,453	2	1,455	25	25	16
Total revenue	11,200	43	11,243	–478	10,765	9,733	26	9,759	15	15	10

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

**	Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

52	SUPPLEMENTARY FINANCIAL INFORMATION

MULTI-QUARTER SUMMARY

(IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1/2011	Q2/2011	Q3/2011	Q4/2011	TY 2011	Q1/2012	Q2/2012	Q3/2012
Software (IFRS)	615	838	875	1,779	4,107	637	1,059	1,026
Revenue adjustment*	0	0	0	0	0	0	0	0
Software (non-IFRS)	615	838	875	1,779	4,107	637	1,059	1,026
Support (IFRS)	1,708	1,737	1,812	1,936	7,194	1,953	2,013	2,105
Revenue adjustment*	17	8	1	1	27	1	1	1
Support (non-IFRS)	1,725	1,745	1,813	1,937	7,221	1,954	2,014	2,106
Cloud subscriptions and support (IFRS)	4	4	4	6	18	29	52	63
Revenue adjustment*	0	0	0	0	0	6	17	17
Cloud subscriptions and support (non-IFRS)	4	4	4	6	18	35	69	80
Software and software-related service revenue (IFRS)	2,327	2,579	2,691	3,721	11,319	2,619	3,124	3,194
Revenue adjustment*	17	8	1	1	27	7	18	18
Software and software-related service revenue (non-IFRS)	2,344	2,587	2,692	3,722	11,346	2,626	3,142	3,212
Total revenue (IFRS)	3,024	3,300	3,409	4,499	14,233	3,350	3,898	3,952
Revenue adjustment*	17	8	1	1	27	7	18	18
Total revenue (non-IFRS)	3,041	3,308	3,410	4,500	14,260	3,357	3,916	3,970
Operating profit (IFRS)	597	857	1,759	1,668	4,881	631	921	921
Revenue adjustment*	17	8	1	1	27	7	18	18
Expense adjustment*	165	154	–629	112	–198	196	234	300
Operating profit (non-IFRS)	779	1,019	1,131	1,781	4,710	834	1,173	1,239
Operating margin (IFRS) in %	19.7	26.0	51.6	37.1	34.3	18.8	23.6	23.3
Operating margin (non-IFRS) in %	25.6	30.8	33.2	39.6	33.0	24.8	30.0	31.2
Effective tax rate (IFRS) in %	30.9	26.9	28.7	26.3	27.9	26.9	23.6	24.8
Effective tax rate (non-IFRS) in %	31.0	27.2	23.3	26.4	26.6	28.1	25.6	26.7
Earnings per share, basic in € (IFRS)	0.34	0.49	1.05	1.01	2.89	0.37	0.55	0.52
Earnings per share, basic in € (non-IFRS)	0.44	0.59	0.72	1.07	2.83	0.49	0.70	0.70
Net cash flows from operating activities	1,592	678	696	809	3,775	2,071	329	657
Purchases of intangible assets, and property, plant and equipment	–141	–107	–81	–116	–445	–113	–162	–95
Free cash flow	1,451	571	615	693	3,330	1,958	167	562
Days sales outstanding (DSO) in days**	66	63	62	60	60	60	61	60
Headcount***	53,872	54,043	54,589	55,765	55,765	59,420	60,972	61,344
Total revenue per employee in € thousands (IFRS)	56	61	62	81	255	56	64	64
Operating profit per employee in € thousands (IFRS)	11	16	32	30	88	11	15	15

*	Adjustments in the revenue line items are for support revenue, cloud subscription revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based compensation expenses, restructuring expenses and discontinued activities.

**	Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

***	In full-time equivalents at quarter end

INTERIM REPORT JANUARY – SEPTEMBER 2012	53

ADDITIONAL INFORMATION

Financial Calendar

January 23, 2013

Fourth-quarter and full-year 2012 preliminary earnings release, telephone conference

June 4, 2013

Annual General Meeting of Shareholders, Mannheim, Germany

Investor Services

SAP offers additional services and resources on our investor relations Web site, www.sap.com/investor, to help investors learn more about SAP stock including, for example, our e-mail newsletter, text message services, and Twitter messages.

The interactive online version of our Annual Report is available at www.sapannualreport.com. Our 2011 Annual Report and our 2011 Annual Report on Form 20-F are available as PDF files at www.sap.com/investor. Follow the link to Financial Reports and then to the period you are interested in.

SAP’s interactive online Sustainability Report is also available at www.SAPSustainabilityReport.com. If you would like to order a printed copy of the Annual Report or subscribe to SAP INVESTOR shareholder magazine, you can do so on our site or by e-mail to investor@sap.com. If you prefer to order by phone or fax, you can reach us at the following investor services numbers:

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Corporate Financial Reporting

Published on October 24, 2012

54	ADDITIONAL INFORMATION

GROUP HEADQUARTERS

SAP AG

Dietmar-Hopp-Allee 16

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Germany

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